Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the year ended March 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three months and twelve months ended March 31, 2022. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and accompanying notes for the years ended March 31, 2022 and 2021. The Company's MD&A, financial statements, Annual Information Form, Annual Report on Form 40-F, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the consolidated financial statements in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to US dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See the section 5 titled “Non-IFRS and Other Financial Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to June 16, 2022, the date the Company’s Board of Directors (“Board”) approved this MD&A and the consolidated financial statements for the year ended March 31, 2022.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability,

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 1

research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya advises in strategy and digital transformation, with more than 3,700 professionals in Canada, the U.S., and internationally and assists clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 2

Business Offerings
Alithya's business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, employee experience and transformative change enablement and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Solutions Services. Alithya’s experts guide clients through all facets of Application Solutions Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions Services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span across Canada, the United States and internationally, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 3

As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability and strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 4

4. Strategic Business Plan
Alithya has adopted a three-year strategic plan which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, including geography, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity, and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders and articulating its Environmental, Social and Governance framework and priorities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 5

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
EBITDA and EBITDA Margin
“EBITDA” refers to net income before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles, depreciation of property and equipment and right-of-use assets, and impairment of intangibles and goodwill.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation, amortization, and impairment. For a reconciliation of net loss to EBITDA, see section 8.7 titled “EBITDA and Adjusted EBITDA”.
Adjusted EBITDA and Adjusted EBITDA Margin
"Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, share-based compensation, business acquisition, integration and reorganization costs, internal ERP systems implementation, and other redundant and non-recurring items.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of operating results from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to Adjusted EBITDA, see section 8.7 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
"Constant Dollar Revenue" is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates in the equivalent period from the prior year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 6

"Constant Dollar Growth" is a measure of revenue growth and revenue growth by geographic location before foreign currency translation impacts. This measure is calculated by comparing constant dollar revenue as described above with prior period revenue.
Management believes that constant dollar revenue and constant dollar growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 8.1 titled “Revenues”.
Net Bank Borrowing
“Net Bank Borrowing” refers to long-term debt, including the current portion, less balances of purchase payable, the subordinated unsecured loan, the secured loans, unsecured promissory notes under the Paycheck Protection Program ("PPP"), deferral of employment tax payments under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), unamortized transaction costs, cash, and restricted cash. For the calculation of Net Bank Borrowing, see section 10.6 titled “Long-Term Debt and Net Bank Borrowing”. Management believes that Net Bank Borrowing is a useful measure for investors as it provides an indication of the liquidity of the Company.
The other financial measures used by Alithya are described below:
Other Financial Measures
"Gross Margin as a Percentage of Revenues" is calculated by dividing gross margin by revenues.
"Selling, General and Administrative Expenses as a Percentage of Revenues" is calculated by dividing selling, general and administrative expenses by revenues.
‘’Bookings’’ refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
‘’Book-to-Bill Ratio’’ is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 7

6. Financial Highlights

Results of Operations	Three months ended March 31,		Year ended March 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Revenues	119,974	77,971	437,885	287,643
Net Loss	(7,253)	(2,525)	(15,548)	(17,338)
Basic and Diluted Loss per Share	(0.08)	(0.04)	(0.18)	(0.30)
EBITDA (1)	(1,224)	922	5,724	(840)
EBITDA Margin (1)	(1.0)%	1.2%	1.3%	(0.3)%
Adjusted EBITDA (1)	6,048	3,262	22,609	9,645
Adjusted EBITDA Margin (1)	5.0%	4.2%	5.2%	3.4%

Other	March 31,	March 31
(in $ thousands)	2022	2021
	$	$
Total Assets	447,721	243,261
Non-Current Financial Liabilities (2)	105,113	33,353
Total Long-Term Debt	106,676	54,951
Net Bank Borrowing (3)	45,840	21,100

Shares, Stock Options and Share Units Outstanding	June 15,
2022
Class A Subordinate Voting Shares ("Subordinate Voting Shares")	85,404,570
Class B Multiple Voting Shares ("Multiple Voting Shares")	7,171,616
Options (4)	4,067,207
Deferred Share Units ("DSUs")	439,521
Restricted Share Units ("RSUs")	181,498
Performance Share Units ("PSUs")	332,263

1 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.7 titled "EBITDA and Adjusted EBITDA" for a quantitative reconciliation to the most directly comparable IFRS measures.
2 Non-current financial liabilities include the long-term portion of the long-term debt and the long-term portion of the lease liabilities.
3 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 10.6 titled "Long-Term Debt and Net Bank Borrowing" for a quantitative reconciliation to the most directly comparable IFRS measures.
4 Includes 657,896 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 8

For the three months ended March 31, 2022
•Revenues increased 53.9% to $120.0 million, compared to $78.0 million for the same quarter last year.
•Adjusted EBITDA increased 85.5% to $6.0 million, or 5.0% of revenues, compared to $3.3 million, or 4.2% of revenues, for the same quarter last year.
•Gross margin increased 32.5% to $31.1 million, compared to $23.5 million for the same quarter last year.
•Gross margin as a percentage of revenues(5) was 25.9%, compared to 30.1% for the same quarter last year, a decrease explained in part by the R3D Acquisition.
•Selling, general and administrative expenses as a percentage of revenues(5) decreased to 21.8%, from 27.9% for the same quarter last year.
•Net loss of $7.3 million, or $0.08 per share, compared to a net loss of $2.5 million, or $0.04 per share, for the same quarter last year.
•Q4 bookings(5) reached $107.2 million, which translated into a book-to-bill ratio(5) of 0.89.
For the twelve months ended March 31, 2022
•Revenues increased 52.2% to $437.9 million, compared to $287.6 million last year.
•Adjusted EBITDA increased 134.4% to $22.6 million, or 5.2% of revenues, from $9.6 million, or 3.4% of revenues, last year.
•Gross margin increased 39.9% to $116.1 million, compared to $83.0 million last year.
•Gross margin as a percentage of revenues was 26.5%, compared to 28.9% last year, a decrease explained in part by the R3D Acquisition.
•Selling, general and administrative expenses as a percentage of revenues decreased to 22.6%, from 28.4% last year.
•Net loss of $15.5 million, or $0.18 per share, compared to a net loss of $17.3 million, or $0.30 per share last year.
•Fiscal 2022 bookings reached $1,031.8 million, which translated into a book-to-bill ratio of 2.36.

5 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 9

7. Business Combinations
Alithya IT Services Inc.
Overview
On April 1, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.) ("Alithya IT" or "R3D") (the “R3D Acquisition”), a private Québec firm that specializes in digital solutions.
The purchase price was paid by the issuance of 25,182,676 Subordinate Voting Shares of the Company, at a value of $3.20 per share, which was the closing share price on the TSX on April 1, 2021, cash of $978,000 and assumption of accounts payable and accrued liabilities and long-term debt of $45,000 and $8,887,000, respectively, on the closing date.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration’s valuation have been completed. The R3D Acquisition is being accounted for using the acquisition method of accounting.
For the year ended March 31, 2022, the Company incurred acquisition-related costs of approximately $1,646,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 10

Purchase Price Allocation
The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Alithya IT Services Inc. (in $ thousands)	$
Current assets
Cash	577
Accounts receivable and other receivables	9,985
Unbilled revenues	7,169
Prepaids	91
17,822
Non-current assets
Tax credits receivable	2,053
Property and equipment	2,207
Right-of-use assets	2,982
Intangibles	52,777
Deferred tax assets	763
Goodwill	42,491
Total assets acquired	121,095

Current liabilities
Accounts payable and accrued liabilities	15,069
Income taxes payable	155
Deferred revenues	125
Current portion of lease liabilities	592
Current portion of long-term debt	8,887
24,828
Non-current liabilities
Lease liabilities	3,620
Deferred tax liabilities	11,084
Total liabilities assumed	39,532

Net assets acquired	81,563

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Alithya IT into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 11

Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Alithya IT Services Inc. (in $ thousands)	$
Cash paid	978
Issuance of 25,182,676 Subordinate Voting Shares	80,585
Total consideration transferred	81,563

Alithya IT 's contribution to the Group results
For the period from April 1, 2021 to December 31, 2021, the date of Alithya IT’s administrative integration within the acquired legal entity, it contributed revenues of approximately $51,002,000, a loss in the amount of $4,595,000, including amortization, primarily related to the acquired customer relationships, of $3,805,000, and business acquisition and integration costs of $3,683,000. Since the R3D Acquisition, all new contracts and all new employees related to the acquired business were recorded in other Canadian entities of the Group, in preparation for its administrative integration.
Vitalyst, LLC
Overview
On January 31, 2022, the Company acquired all of the issued and outstanding membership interest of Vitalyst, LLC (“Vitalyst”) ("Vitalyst Acquisition"), a US-based learning, employee experience and transformative change enablement business.
The Vitalyst Acquisition was completed for total consideration of US$45,362,000 ($57,592,000), comprised of certain accounts payable and accrued liabilities assumed of US$2,279,000 ($2,893,000), long-term debt of US$30,150,000 ($38,279,000), and US$12,933,000 ($16,420,000) paid in cash, subject to working capital and other adjustments, plus a potential earnout of up to US$1,000,000 ($1,270,000) payable before May 31, 2023.
The fair value of the assets acquired and the liabilities assumed, and the purchase consideration is preliminary pending the completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Vitalyst Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Vitalyst Acquisition, the fair value will then be revised. The Vitalyst Acquisition is being accounted for using the acquisition method of accounting.
For the year ended March 31, 2022, the Company incurred acquisition-related costs of approximately $1,652,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 12

Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Vitalyst, LLC (in $ thousands)	$
Current assets
Cash	1,116
Accounts receivable and other receivables	6,301
Unbilled revenues	1,101
Prepaids	1,403
9,921
Non-current assets
Other assets	157
Property and equipment	583
Right-of-use assets	3,975
Intangibles	26,323
Goodwill	31,498
Total assets acquired	72,457

Current liabilities
Accounts payable and accrued liabilities	5,237
Deferred revenues	7,936
Current portion of lease liabilities	1,007
Current portion of long-term debt	38,584
52,764
Non-current liabilities
Lease liabilities	3,273
Total liabilities assumed	56,037

Net assets acquired	16,420

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expertise. The Company does not expect the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Vitalyst, LLC (in $ thousands)	$
Cash paid	16,420
Earn-out	—
Total consideration transferred	16,420

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 13

Vitalyst's contribution to the Group results
For the year ended March 31, 2022, the Vitalyst business contributed revenues of approximately $4,980,000, a loss in the amount of $1,219,000, including amortization, primarily related to the acquired customer relationships, of $569,000, and acquisition and integration costs of $1,693,000, respectively.
If the acquisition had occurred on April 1, 2021, pro-forma revenue and earnings before incomes taxes for the Vitalyst Acquisition for the year ended March 31, 2022 would have been $31,427,000 and $5,715,000, respectively. These amounts have been calculated using Vitalyst’s results and adjusting for:
•differences in accounting policies between the Group and Vitalyst;
•the removal of transaction costs incurred by Vitalyst from April 1, 2021 to January 31, 2022; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2021.
8. Results of Operations

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands, except for per share data)	2022	2021	2022	2021
	$	$	$	$
Revenues	119,974	77,971	437,885	287,643
Cost of revenues	88,891	54,517	321,732	204,626
Gross margin	31,083	23,454	116,153	83,017

Operating expenses
Selling, general and administrative expenses	26,204	21,740	98,838	81,723
Business acquisition, integration and reorganization costs	6,128	718	11,617	2,321
Depreciation	1,235	1,058	5,435	3,767
Amortization of intangibles	4,017	2,490	14,285	11,739
Foreign exchange loss (gain)	(25)	74	(26)	473
	37,559	26,080	130,149	100,023
Operating loss	(6,476)	(2,626)	(13,996)	(17,006)
Net financial expenses	1,352	849	4,579	3,274
Gain on recovery of note receivable	—	—	—	(660)
Loss before income taxes	(7,828)	(3,475)	(18,575)	(19,620)
Income tax expense (recovery)
Current	114	465	(20)	1,515
Deferred	(689)	(1,415)	(3,007)	(3,797)
	(575)	(950)	(3,027)	(2,282)
Net loss	(7,253)	(2,525)	(15,548)	(17,338)
Basic and diluted loss per share	(0.08)	(0.04)	(0.18)	(0.30)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 14

8.1Revenues
The following table reconciles Constant Dollar Revenue to revenues by geographic location:

	For the three months ended March 31,			For the twelve months ended March 31,
(in $ thousands, except for percentages)	2022	2021	%	2022	2021	%

Total Alithya revenue as reported	119,974	77,971	53.9%	437,885	287,643	52.2%
Variation prior to foreign currency impact	54.3%			55.2%
Foreign currency impact	(0.4)%			(3.0)%
Variation over previous period	53.9%			52.2%
Canada
Constant dollar revenue (1)	74,176	45,429	63.3%	280,633	162,764	72.4%
Foreign currency impact	—			—
Canada revenue as reported	74,176	45,429	63.3%	280,633	162,764	72.4%
U.S.
Constant dollar revenue (1)	41,317	29,655	39.3%	149,960	114,608	30.8%
Foreign currency impact	13			(7,760)
U.S. revenue as reported	41,330	29,655	39.4%	142,200	114,608	24.1%
International
Constant dollar revenue (1)	4,798	2,887	66.2%	15,920	10,271	55.0%
Foreign currency impact	(330)			(868)
International revenue as reported	4,468	2,887	54.8%	15,052	10,271	46.5%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $120.0 million for the three months ended March 31, 2022, including revenues from the R3D Acquisition, recorded in other Canadian entities of the Group following its administrative integration at the end of the third quarter of this year, and $5.0 million from the Vitalyst Acquisition, representing a $42.0 million increase, or 53.9%, from $78.0 million for the three months ended March 31, 2021.
Revenues in Canada increased by $28.8 million, or 63.3%, to $74.2 million for the three months ended March 31, 2022, from $45.4 million for the three months ended March 31, 2021. The increase in revenues was due to organic growth in all areas, the general recovery of activity levels, revenues from the R3D Acquisition, and growth from the two long-term contracts signed as part of the R3D Acquisition. On a sequential basis, revenues in Canada increased by $2.1 million, from $72.1 million for the third quarter of this year.
U.S. revenues increased by $11.6 million, or 39.4%, to $41.3 million for the three months ended March 31, 2022, from $29.7 million for the three months ended March 31, 2021, due primarily to organic growth in all areas, the general recovery of activity levels, and revenues of $5.0 million from the Vitalyst Acquisition. On a sequential basis, revenues in the U.S. increased by $7.6 million, from $33.7 million for the third quarter of this year, despite an unfavorable US$ exchange rate impact of $0.2 million.
International revenues increased by 54.7%, to $4.5 million, from $2.9 million for the same quarter last year, due primarily to a general recovery of activity levels, partially offset by the negative impact of foreign exchange variations between the two periods. In local currency, this represents a record quarter for revenues. On a

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 15

sequential basis, international revenues increased by $0.7 million, from $3.8 million for the third quarter of this year.
Revenues amounted to $437.9 million for the twelve months ended March 31, 2022, including $51.0 million from the R3D Acquisition and $5.0 million from the Vitalyst Acquisition, representing a $150.3 million increase, or 52.2%, from $287.6 million for the twelve months ended March 31, 2021.
Revenues in Canada increased by $117.8 million, or 72.4%, to $280.6 million for the twelve months ended March 31, 2022, from $162.8 million for the twelve months ended March 31, 2021. The increase in revenues was due to organic growth in all areas, the general recovery of activity levels, revenues of $51.0 million from the R3D Acquisition prior to its administrative integration at the end of the third quarter of this year, and additional revenues subsequently recorded in other Canadian entities of the group, and growth from the two long-term contracts signed as part of the R3D Acquisition.
U.S. revenues increased by $27.6 million, or 24.1%, to $142.2 million for the twelve months ended March 31, 2022, from $114.6 million for the twelve months ended March 31, 2021. Organic growth in most areas, the general recovery of activity levels, and revenues of $5.0 million from the Vitalyst Acquisition were partially offset by the negative impact of foreign exchange variations between the periods. Revenues would have been $150.0 million with a constant US$ exchange rate, resulting in an increase in constant currency of 30.8%.
International revenues increased by 46.5%, to $15.1 million for the twelve months ended March 31, 2022, from $10.3 million for the twelve months ended March 31, 2021, due primarily to a general recovery of activity levels, partially offset by the negative impact of foreign exchange variations between the two periods.
8.2Gross Margin
Gross margin increased by $7.6 million, or 32.5%, to $31.1 million for the three months ended March 31, 2022, from $23.5 million for the three months ended March 31, 2021. Gross margin as a percentage of revenues decreased to 25.9% for the three months ended March 31, 2022, from 30.1% for the three months ended March 31, 2021.
The percentage decrease was driven in part by decreased gross margin in Canada from the R3D Acquisition, whose operations are now recorded in other Canadian entities of the Group following its administrative integration at the end of the third quarter of this year, and whose revenues historically show a higher proportion from billable subcontractors, resulting in lower margins. Gross margin percentage also decreased in other areas of the business due to an increase in subcontractor revenues relative to revenues from permanent employees. The high demand for Alithya's services, as evidenced by its strong revenue growth, coupled with a tightening labour market, have resulted in this increased reliance on subcontractors. Finally, increased costs in certain customer projects in Canada and the U.S., partly due to market pressures on salary costs, and decreased governmental wage subsidies in Canada were partially offset by increased gross margins internationally and a positive margin impact from the Vitalyst Acquisition.
On a sequential basis, gross margin as a percentage of revenues increased slightly, from 25.8% in the third quarter of this year, despite the seasonal employer benefits reset which always causes an increase in labor costs in the fourth quarter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 16

Gross margin increased by $33.1 million, or 39.9%, to $116.1 million for the twelve months ended March 31, 2022, from $83.0 million for the twelve months ended March 31, 2021. Gross margin as a percentage of revenues decreased to 26.5% for the twelve months ended March 31, 2022, from 28.9% for the twelve months ended March 31, 2021. However, excluding the impact of the R3D Acquisition prior to its administrative integration at the end of the third quarter of this year, gross margin as a percentage of revenues would have been 1.7% higher for the twelve months ended March 31, 2022.
The percentage decrease was driven primarily by decreased gross margin in Canada from the R3D Acquisition, whose revenues historically show a higher proportion from billable subcontractors, increased subcontractor revenues in other areas of the business relative to revenues from permanent employees as a result of the tightening labour market, decreased governmental wage subsidies in Canada, as well as increased costs in certain customer projects, including a $2.2 million impact from one large customer project involving the development of some highly complex, bespoke digital transformation software which may have further commercial applications. The project is nearing completion and no further cost increases or losses are expected going forward. This decrease was partially offset by increased gross margin in the U.S. and internationally, due to some U.S. governmental wage subsidies, namely the forgiveness of the $4.6 million in PPP loans in the first quarter of this year, increased utilization rates, and a positive margin impact from the Vitalyst Acquisition.
As with previous acquisitions, and despite the tightening labour market, the Company’s objective is to gradually transform R3D's revenue mix by increasing revenues from permanent employees relative to subcontractor revenues, which would result in higher gross margins.
8.3Segment Reporting
An operating segment is a component of a company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Alithya’s other segments. An entity shall disclose separately information about each operating segment or can combine operating segments, with similar economic characteristics or that do not meet quantitative thresholds to produce a reportable segment, into one reportable segment.
The Group has examined its activities and has determined that it has one single reportable segment due to similar characteristics of its operating segments, including similar economic characteristics, the nature of services provided to its customers and types of customers comprising its customer base and the regulatory environment in which the Group operates.
The following table presents total external revenues by geographic location:

	For the three months ended March 31,				For the year ended March 31,
(in $ thousands)	2022		2021		2022		2021
	$	%	$	%	$	%	$	%
Canada	74,176	61.8	45,429	58.3	280,633	64.1	162,764	56.6
U.S.	41,330	34.5	29,655	38.0	142,200	32.5	114,608	39.8
International	4,468	3.7	2,887	3.7	15,052	3.4	10,271	3.6
	119,974	100.0	77,971	100.0	437,885	100.0	287,643	100.0

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 17

8.4Operating Expenses
8.4.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $26.2 million for the three months ended March 31, 2022, an increase of $4.5 million, or 20.5%, from $21.7 million for the three months ended March 31, 2021. As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 21.8% for the three months ended March 31, 2022, compared to 27.9% for the same period last year.
Expenses in Canada increased by $1.1 million, or 8.2%, to $14.7 million, for the three months ended March 31, 2022, from $13.6 million for the three months ended March 31, 2021. This increase was primarily due to an increase of $0.8 million in employee compensation costs, as headcount and salaries increased, and an increase of $0.3 million in information technology and communications costs, partially offset by a decrease of $0.3 million in mostly non-cash share-based compensation from fully vested shares.
U.S. and international expenses increased by $3.4 million, including $1.7 million related to Vitalyst, due to increased employee compensation costs, as headcount and salaries increased and variable compensation increased with revenues, and increased information technology and communications costs.
Selling, general and administrative expenses totaled $98.8 million for the twelve months ended March 31, 2022, an increase of $17.1 million, or 20.9%, from $81.7 million for the twelve months ended March 31, 2021. As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 22.6% for the twelve months ended March 31, 2022, compared to 28.4% for the twelve months ended March 31, 2021.
Expenses in Canada increased by $12.5 million, or 25.4%, including $4.5 million related to R3D prior to its administrative integration at the end of the third quarter of this year, to $61.6 million, for the twelve months ended March 31, 2022, from $49.1 million for the twelve months ended March 31, 2021. This increase was due primarily to an increase of $11.9 million in employee compensation costs, as headcount and salaries increased and variable compensation increased with revenues, an increase of $1.0 million in recruiting fees, as the Company continued to invest in hiring, an increase of $1.3 million in information technology and communications costs, an increase of $0.5 million in professional fees, and an increase of $0.3 million in insurance costs. These expenses were partially offset by decreases of $2.2 million in mostly non-cash share-based compensation from fully vested shares, $0.6 million in employee training costs due to government grants received, and $0.4 million in occupancy costs.
U.S. and international expenses increased by $4.5 million, including $1.7 million related to Vitalyst, due to increased employee compensation costs, as headcount and salaries increased and variable compensation increased with revenues, and recruiting costs as the Company continued to invest in hiring for future revenue growth. These expenses were partially offset by a favorable US$ exchange rate impact of $1.9 million, cost-saving measures implemented in response to the COVID-19 pandemic, and government subsidies recorded against compensation costs, namely the forgiveness of $1.3 million in PPP loans recorded in the first quarter of this year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 18

8.4.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Stock options	217	167	851	700
Share purchase plan – employer contribution	313	224	1,138	653
Share-based compensation granted on business acquisitions	181	576	1,524	4,051
DSUs	135	115	576	523
RSUs	—	101	92	314
PSUs	91	—	273	—
	937	1,183	4,454	6,241

Share-based compensation amounted to $0.9 million for the three months ended March 31, 2022, representing a decrease of $0.3 million, from $1.2 million for the three months ended March 31, 2021. The decrease in share-based compensation was driven primarily by decreased expenses related to RSUs and decreased expenses related to share-based compensation granted on business acquisitions. These grants ceased to generate share-based compensation once fully vested. The decrease was partially offset by increased employer contributions under the Company's share purchase plan and increased expenses related to PSUs.
Share-based compensation amounted to $4.5 million for the twelve months ended March 31, 2022, representing a decrease of $1.7 million, from $6.2 million for the twelve months ended March 31, 2021. The decrease in share-based compensation was driven primarily by decreased expenses related to RSUs and decreased expenses related to share-based compensation granted on business acquisitions. These grants ceased to generate share-based compensation once fully vested. The decrease was partially offset by increased employer contributions under the Company's share purchase plan and increased expenses related to grants of PSUs and stock options.
8.4.3Business Acquisition, Integration and Reorganization Costs
Having reached a certain critical mass through acquisitions and continued organic growth, Alithya has initiated a review of its cost structure in this quarter and has incurred certain reorganization costs.
Business acquisition, integration and reorganization costs amounted to $6.1 million for the three months ended March 31, 2022, representing an increase of $5.4 million, from $0.7 million for the three months ended March 31, 2021. The increase was driven primarily by $2.2 million in increased acquisition costs, related mainly to the Vitalyst Acquisition, $2.4 million in increased integration costs, related mainly to the R3D Acquisition, and $0.8 million in reorganization costs related to modifications to Alithya's cost structure, consisting entirely of employee termination and benefits costs.
Business acquisition, integration and reorganization costs amounted to $11.6 million for the twelve months ended March 31, 2022, representing an increase of $9.3 million, from $2.3 million for the twelve months ended March 31, 2021. The increase was driven primarily by $3.6 million in increased acquisition costs, related mainly

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 19

to the Vitalyst Acquisition, $4.9 million in increased integration costs, related mainly to the R3D Acquisition, and $0.8 million in reorganization costs related to modifications to Alithya's cost structure, consisting entirely of employee termination and benefits costs.
8.4.4Depreciation
Depreciation totaled $1.2 million for the three months ended March 31, 2022, compared to $1.1 million for the three months ended March 31, 2021. These costs consisted primarily of depreciation of Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $0.6 million for the three months ended March 31, 2022 and 2021. Depreciation related to right-of-use assets amounted to $0.6 million for the three months ended March 31, 2022, representing an increase of $0.1 million, from $0.5 million for the three months ended March 31, 2021, primarily due to depreciation on right-of-use assets acquired as part of the Vitalyst Acquisition.
Depreciation totaled $5.4 million for the twelve months ended March 31, 2022, compared to $3.8 million for the twelve months ended March 31, 2021. These costs consisted primarily of depreciation of Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $2.6 million for the twelve months ended March 31, 2022, representing an increase of $0.7 million, from $1.9 million for the twelve months ended March 31, 2021. Depreciation related to right-of-use assets amounted to $2.9 million for the twelve months ended March 31, 2022, representing an increase of $1.0 million, from $1.9 million for the twelve months ended March 31, 2021. The increases were primarily due to depreciation on assets acquired as part of the acquisitons of R3D and Vitalyst.
8.4.5Amortization of Intangibles
Amortization of intangibles totaled $4.0 million for the three months ended March 31, 2022, compared to $2.5 million for the three months ended March 31, 2021. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $1.5 million.
Amortization of intangibles totaled $14.3 million for the twelve months ended March 31, 2022, compared to $11.7 million for the twelve months ended March 31, 2021. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $2.9 million due to the acquisitions of R3D and Vitalyst, partially offset by decreases in the amortization of software and non-compete agreements of $0.4 million and $0.1 million, respectively.
8.4.6Foreign Exchange Loss (Gain)
Foreign exchange gain amounted to $0.02 million for the three months ended March 31, 2022, compared to a loss of $0.1 million for the three months ended March 31, 2021.
Foreign exchange gain amounted to $0.03 million for the twelve months ended March 31, 2022, compared to a loss of $0.5 million for the twelve months ended March 31, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 20

8.5Other Income and Expenses
8.5.1Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Interest on long-term debt	741	321	2,402	1,185
Interest and financing charges	158	119	432	448
Interest on lease liabilities	208	150	725	595
Amortization of finance costs	66	63	277	242
Interest accretion on balances of purchase payable	188	208	823	835
Interest income	(9)	(12)	(80)	(31)
	1,352	849	4,579	3,274

Net financial expenses amounted to $1.4 million for the three months ended March 31, 2022, representing an increase of $0.6 million, or 59.2%, from $0.8 million for the three months ended March 31, 2021, driven mainly by the increase in long-term debt, as described in section 10.6, which accounted for the increased interest on long-term debt.
Net financial expenses amounted to $4.6 million for the twelve months ended March 31, 2022, representing an increase of $1.3 million, or 39.9%, from $3.3 million for the twelve months ended March 31, 2021, driven mainly by the increase in long-term debt, as described in section 10.6, which accounted for the increased interest on long-term debt.
8.5.2Income Taxes
Income tax recovery was $0.6 million for the three months ended March 31, 2022, representing a decrease of $0.3 million, from a recovery of $0.9 million for the three months ended March 31, 2021, due primarily to a decrease in deferred tax recovery in certain entities.
Income tax recovery was $3.0 million for the twelve months ended March 31, 2022, representing an increase of $0.7 million, from a recovery of $2.3 million for the twelve months ended March 31, 2021, due primarily to a decrease in current tax expense in certain entities, partially offset by a decrease in deferred tax recovery in certain entities.
8.6Net Loss and Loss per Share
Net loss for the three months ended March 31, 2022 was $7.3 million, an increase of $4.8 million, from $2.5 million for the three months ended March 31, 2021. The increased loss was driven by increased selling, general and administrative expenses, increased business acquisition, integration and reorganization costs, increased depreciation and amortization, increased net financial expenses, and decreased income tax recovery, partially offset by increased gross margin in the three months ended March 31, 2022, compared to the three

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 21

months ended March 31, 2021. On a per share basis, this translated into a basic and diluted net loss per share of $0.08 for the three months ended March 31, 2022, compared to a net loss of $0.04 per share for the three months ended March 31, 2021.
Net loss for the twelve months ended March 31, 2022 was $15.5 million, an improvement of $1.8 million, from $17.3 million for the twelve months ended March 31, 2021. The decreased loss was driven by increased gross margin, partially offset by increased selling, general and administrative expenses, increased business acquisition, integration and reorganization costs, increased depreciation and amortization, increased net financial expenses, and increased income tax recovery in the twelve months ended March 31, 2022, compared to the twelve months ended March 31, 2021. On a per share basis, this translated into a basic and diluted net loss per share of $0.18 for the twelve months ended March 31, 2022, compared to a net loss of $0.30 per share for the twelve months ended March 31, 2021.
8.7EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Revenues	119,974	77,971	437,885	287,643
Net loss	(7,253)	(2,525)	(15,548)	(17,338)
Net financial expenses	1,352	849	4,579	3,274
Income tax recovery	(575)	(950)	(3,027)	(2,282)
Depreciation	1,235	1,058	5,435	3,767
Amortization of intangibles	4,017	2,490	14,285	11,739
EBITDA (1)	(1,224)	922	5,724	(840)
EBITDA Margin (1)	(1.0)%	1.2%	1.3%	(0.3)%
Adjusted for:
Foreign exchange loss (gain)	(25)	74	(26)	473
Share-based compensation	937	1,183	4,454	6,241
Business acquisition, integration and reorganization costs	6,128	718	11,617	2,321
Gain on recovery of note receivable	—	—	—	(660)
Premise relocation expenses	—	155	—	933
Severance	—	3	—	154
Internal ERP systems implementation	232	207	840	1,023
Adjusted EBITDA (1)	6,048	3,262	22,609	9,645
Adjusted EBITDA Margin (1)	5.0%	4.2%	5.2%	3.4%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to a loss of $1.2 million for the three months ended March 31, 2022, representing a decrease of $2.1 million, from EBITDA of $0.9 million for the three months ended March 31, 2021. EBITDA Margin was equal to (1.0)% for the three months ended March 31, 2022, compared to 1.2% for the three months ended March 31, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 22

Adjusted EBITDA amounted to $6.0 million for the three months ended March 31, 2022, representing an increase of $2.7 million, from $3.3 million for the three months ended March 31, 2021. As explained above, the contribution from the Vitalyst Acquisition and increased gross margin were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 5.0% for the three months ended March 31, 2022, compared to 4.2% for the three months ended March 31, 2021.
EBITDA amounted to $5.7 million for the twelve months ended March 31, 2022, representing an increase of $6.5 million, from an EBITDA loss of $0.8 million for the twelve months ended March 31, 2021. EBITDA Margin was equal to 1.3% for the twelve months ended March 31, 2022, compared to (0.3)% for the twelve months ended March 31, 2021.
Adjusted EBITDA amounted to $22.6 million for the twelve months ended March 31, 2022, representing an increase of $13.0 million, from $9.6 million for the twelve months ended March 31, 2021.
As explained above, the contribution from the R3D and Vitaliyst acquisitions, increased gross margin, and the forgiveness of $5.9 million in PPP loans, recorded in the first quarter of this year, were partially offset by increased selling, general and administrative expenses and the $2.2 million impact from increased costs on one large customer project. Adjusted EBITDA Margin was 5.2% for the twelve months ended March 31, 2022, compared to 3.4% for the twelve months ended March 31, 2021.
9. Bookings
Bookings during the three months ended March 31, 2022 were $107.2 million, which translated into a book-to-bill ratio of 0.89 for the quarter. For the twelve months ended March 31, 2022, new bookings were $1,031.8 million, which translated into a book-to-bill ratio of 2.36. Included in bookings for the trailing twelve months is the $600.0 million estimated value of the two long-term contracts which were signed as part of the R3D Acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 23

10. Liquidity and Capital Resources
10.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans and a subordinated unsecured loan, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and twelve months ended March 31, 2022 and 2021:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Net cash used in operating activities	(4,780)	(2,021)	(1,629)	(456)
Net cash used in investing activities	(17,336)	(365)	(18,938)	(4,567)
Net cash from financing activities	31,140	1	31,396	3,424
Effect of exchange rate changes	(48)	(141)	(77)	(308)
Net change in cash	8,976	(2,526)	10,752	(1,907)
Cash at the beginning of the period	8,679	9,429	6,903	8,810
Cash at the end of the period	17,655	6,903	17,655	6,903

10.2Cash Flows - Operating Activities
For the three months ended March 31, 2022, net cash used in operating activities was $4.8 million, representing an increase of $2.8 million, from $2.0 million of cash used for the three months ended March 31, 2021. The cash flows for the three months ended March 31, 2022 resulted primarily from the net loss of $7.3 million, plus $5.0 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $2.6 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended March 31, 2021 resulted primarily from the net loss of $2.5 million, plus $3.5 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, unrealized foreign exchange loss, and share-based compensation, partially offset by the forgiveness of PPP loans and deferred taxes, and $3.0 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $2.6 million during the three months ended March 31, 2022 consisted primarily of a $3.1 million increase in tax credits receivable, a $2.5 million decrease in deferred revenues, a $2.3 million increase in unbilled revenues, a $2.1 million increase in accounts receivable and other receivables, a $2.1 million increase in prepaids, and a $0.2 million decrease in income taxes payable, partially offset by a $9.8 million increase in accounts payable and accrued liabilities. For the three months ended March 31, 2021, unfavorable changes in non-cash working capital items of $3.0 million consisted primarily of a $12.0 million increase in accounts receivable and other receivables, a $1.4 million decrease in deferred revenues, and a $0.9 million increase in tax credits receivable, partially offset by a $7.7 million increase in accounts payable and accrued liabilities, a $2.1 million decrease in unbilled revenues, a $1.0 million decrease in prepaids, and a $0.5 million decrease in income taxes receivable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 24

For the twelve months ended March 31, 2022, net cash used in operating activities was $1.6 million, representing an increase of $1.1 million, from $0.5 million of cash used for the twelve months ended March 31, 2021. The cash flows for the twelve months ended March 31, 2022 resulted primarily from the net loss of $15.5 million, plus $15.0 million of non-cash adjustments to the net loss consisting primarily of depreciation and amortization and share-based compensation, partially offset by the forgiveness of PPP loans and deferred taxes, and $1.1 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the twelve months ended March 31, 2021 resulted primarily from the net loss of $17.3 million, plus $17.0 million of non-cash adjustments to the net loss including depreciation and amortization, unrealized foreign exchange loss, and share-based compensation, partially offset by the forgiveness of PPP loans and deferred taxes, and $0.1 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $1.1 million during the twelve months ended March 31, 2022 consisted primarily of a $15.9 million increase in accounts receivable and other receivables, a $5.7 million increase in tax credits receivable, and a $0.8 million increase in prepaids, partially offset by a $17.7 million increase in accounts payable and accrued liabilities, a $2.1 million increase in deferred revenues, a $0.9 million decrease in unbilled revenues, and a $0.6 million decrease in income taxes receivable. For the twelve months ended March 31, 2021, unfavorable changes in non-cash working capital items of $0.1 million consisted primarily of a $5.3 million increase in accounts receivable and other receivables, a $2.2 million increase in unbilled revenues, and a $0.9 million increase in prepaids, partially offset by a $5.5 million increase in accounts payable and accrued liabilities, a $1.5 million decrease in income taxes receivable, and a $1.3 million increase in deferred revenues.
10.3Cash Flows - Investing Activities
For the three months ended March 31, 2022, net cash used in investing activities was $17.3 million, representing an increase of $16.9 million, from $0.4 million of cash used for the three months ended March 31, 2021. The cash used in the three months ended March 31, 2022 resulted primarily from the Vitalyst Acquisition, and purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash used in the three months ended March 31, 2021 resulted primarily from purchases of property and equipment mainly related to leasehold improvements.
For the twelve months ended March 31, 2022, net cash used in investing activities was $18.9 million, representing an increase of $14.3 million, from $4.6 million of cash used for the twelve months ended March 31, 2021. The cash used in the twelve months ended March 31, 2022 resulted primarily from the R3D and Vitalyst acquisitions, and purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash used in the twelve months ended March 31, 2021 resulted primarily from purchases of property and equipment mainly related to the relocation of certain office premises and computer equipment acquired to facilitate working remotely due to the COVID-19 pandemic, the repurchase of equity interests issued on business acquisitions, and an increase in restricted cash.
10.4     Cash Flows - Financing Activities
For the three months ended March 31, 2022, net cash from financing activities was $31.1 million, representing an increase of $31.1 million, from nil for the three months ended March 31, 2021. The cash flows for the three months ended March 31, 2022 resulted primarily from $95.1 million in proceeds from long-term debt, net of related transaction costs, $24.7 million in net proceeds from the issuance of shares, net of share issue costs,

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 25

and $0.3 million from the exercise of stock options, partially offset by $87.7 million in long-term debt repayments, $0.9 million in repayments of lease liabilities, and $0.4 million in shares purchased for cancellation under the normal course issuer bid ("NCIB"). In comparison, the cash flows for the three months ended March 31, 2021 resulted primarily from $9.0 million in proceeds from long-term debt, net of related transaction costs, and $0.3 million from the exercise of stock options, partially offset by $8.7 million in long-term debt repayments and $0.5 million in repayments of lease liabilities.
For the twelve months ended March 31, 2022, net cash from financing activities was $31.4 million, representing an increase of $28.0 million, from $3.4 million for the twelve months ended March 31, 2021. The cash flows for the twelve months ended March 31, 2022 resulted primarily from $156.8 million in proceeds from long-term debt, net of related transaction costs, $24.7 million in net proceeds from the issuance of shares, net of share issue costs, and $0.3 million from the exercise of stock options, partially offset by $146.5 million in long-term debt repayments, $2.7 million in repayments of lease liabilities, and $1.2 million in shares purchased for cancellation under the NCIB. In comparison, the cash flows for the twelve months ended March 31, 2021 resulted primarily from $53.5 million in proceeds from long-term debt, net of related transaction costs, lease incentives of $0.9 million, and $0.3 million from the exercise of stock options, partially offset by $49.9 million in long-term debt repayments and $1.4 million in repayments of lease liabilities.
10.5Capital Resources
Alithya’s capital consists of cash, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and, where applicable, bank borrowings.
10.6    Long-Term Debt and Net Bank Borrowing
Alithya has a senior secured revolving credit facility (the “Credit Facility”) which is available to a maximum amount of $125.0 million and can be drawn in Canadian and the equivalent amount in U.S. dollars. It is available in prime rate advances, SOFR advances, bankers’ acceptances and letters of credit up to $2.5 million. The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Group is required to maintain certain financial covenants which are measured on a quarterly basis. The Credit Facility matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 26

On November 24, 2021, the Group entered into secured loans with Investissement Québec to finance its 2021 and 2022 refundable tax credits to a maximum of the lesser of 90% of the eligible refundable tax credit or $4.7 million and $5.8 million, for 2021 and 2022, respectively. The secured loans bear interest at the Canadian prime rate plus 1.00% and are secured by a first ranking hypothec on the universality of the financed refundable tax credits and a subordinated ranking hypothec on accounts receivable and other receivables. The secured loans are repayable on the earlier of the date of receipt of the refundable tax credits receivable and the maturity dates of March 31, 2023 for the 2021 financed refundable tax credits, in the amount of $4.7 million and March 31, 2024 for the 2022 financed refundable tax credits, in the amount of $3.9 million.
On September 28, 2021, the Group entered into a subordinated unsecured loan, with Investissement Québec, in the amount of $10.0 million, bearing interest ranging between 6.00% and 7.25%, determined and payable quarterly, based on threshold limits for certain financial ratios. Under the terms of the loan, the Group is required to maintain certain financial covenants which are measured on a quarterly basis.
On January 28, 2022, the subordinated unsecured loan was amended and increased to $20.0 million, bearing interest ranging between 7.10% and 8.35%, on the additional $10.0 million, determined and payable quarterly, based on threshold limits for certain financial ratios. An amount of $7.5 million was drawn on the loan availability with the remaining $2.5 million available based on certain conditions.The maturity date was also extended to October 1, 2025.
The Group was in compliance with all of its financial covenants as at March 31, 2022 and 2021.
As a result of the COVID-19 pandemic, on May 5, 2020, five U.S. subsidiaries of the Group received funding under the PPP of the CARES Act administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes") in the aggregate principal amount of US$6.3 million ($7.9 million). The Notes have a term of five years at an interest rate of 1.00% per annum, with a deferral of payments until the date on which the applicable forgiveness is decisioned, with respect to any portion of the Notes which may not be forgiven.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP, which the Group applied for between November 17, 2020 and January 5, 2021. The Group accounts for the forgiveness as government assistance with a corresponding reduction in the cost of the related item. Such forgiveness is to be determined, subject to limitations and ongoing rule making by the SBA, based on the necessity of the loan at the time of application and the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. The PPP loans, even after notice of forgiveness by the SBA, are subject to subsequent audit by the SBA, for a period of six years after receiving such notice.
During the year ended March 31, 2022, the Group recognized an aggregate amount of $5.9 million (US$4.8 million), and $1.9 million (US$1.5 million) for the year ended March 31, 2021, as government assistance for the PPP loans. The Group has received full loan forgiveness decisions for all five PPP loans obtained in May 2020.
The CARES Act allows employers to defer the payments of the employer share of social security taxes during the period beginning on March 27, 2020 and ending on the earlier of December 31, 2020 or the date the Company receives a decision from the lender that the PPP loan is forgiven. The payment of the deferred social

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 27

security taxes was paid fifty percent on December 31, 2021, with the remaining amount due on December 31, 2022.
Total long-term debt as at March 31, 2022 increased by $51.7 million, to $106.7, million from $55.0 million as at March 31, 2021, due primarily to an increase of $35.6 million in drawings under the Credit Facility, the $17.5 million subordinated unsecured loan and the $8.6 million secured loans for the financing of refundable tax credits, partially offset by the recording of forgiveness of $6.0 million of the unsecured promissory notes under the PPP and the payment of a $3.1 million balance of sale related to a previous acquisition. The increase in total long-term debt was used to fund operations and the Vitalyst Acquisition, and resulted in a $10.8 million increase in cash.
As at March 31, 2022, cash amounted to $17.7 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.3 million, and $66.6 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2021, cash amounted to $6.9 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.2 million, and $31.0 million was drawn under the Credit Facility and classified as current portion of long-term debt.
The following table reconciles long-term debt to Net Bank Borrowing:

As at	March 31,	March 31,
(in $ thousands)	2022	2021
	$	$
Current portion of long-term debt	19,316	35,134
Non-current portion of long-term debt	87,360	19,817
Total long-term debt	106,676	54,951
Less:
Balances of purchase payable	13,028	15,519
Subordinated unsecured loan	17,500	—
Secured loans	8,596	—
Unsecured promissory notes under the PPP	—	6,034
Deferral of employment tax payments under the CARES Act	1,521	2,361
Unamortized transaction costs	(718)	(199)
Cash	17,655	6,903
Restricted cash	3,254	3,233
	60,836	33,851
Net Bank Borrowing (1)	45,840	21,100

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
During the twelve months ended March 31, 2022, Alithya's Net Bank Borrowing increased primarily as a result of the increased borrowing under the Credit Facility in order to fund the acquisitions of R3D and Vitalyst, partially offset by the subordinated unsecured loan, the secured loans, and the increase in cash.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 28

10.7    Contractual Obligations
The following table summarizes the carrying amounts and the contractual maturities of both the interest and principal portions of significant financial liabilities and contracted expenditures for operating commitments:

As at	March 31, 2022
(in $ thousands)	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	53,507	53,507	53,507	—	—	—
Credit Facility	66,631	70,775	2,072	2,072	66,631	—
Secured loans	8,596	9,060	4,988	4,072	—	—
Subordinated unsecured loans	17,500	21,773	1,221	1,221	19,331	—
Balances of purchase payable, non-interest bearing	13,026	13,419	13,419	—	—	—
Other liabilities (included in long-term debt)	120	120	120	—	—	—
Lease liabilities	21,263	24,045	4,302	4,270	10,244	5,229
Operating commitments	—	7,399	3,975	2,351	1,073	—
	180,643	200,098	83,604	13,986	97,279	5,229

10.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure, as disclosed in the section above titled "Contractual Obligations". Other than as disclosed in the section above and Note 13 of the consolidated financial statements, there have been no material changes with respect to off-balance sheet arrangements since March 31, 2021 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 29

11. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as “Alithya” or the “Company”, and the Company and its subsidiaries will be referred to as the “Group”.
11.1Issued
As at March 31, 2022, the issued share capital of the Company is as follows:

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2021	51,373,822	193,552	7,321,616	3,985
Shares issued pursuant to vesting of share-based compensation granted on business acquisitions	834,324	2,935	—	—
Shares issued in consideration of the acquisition of R3D	25,182,676	80,585	—	—
Shares issued under a private placement	8,143,322	24,686
Shares purchased for cancellation	(349,400)	(1,244)	—	—
Exercise of stock options	2,750	10	152,632	518
Conversion of shares	302,632	182	(302,632)	(182)
Settlement of DSUs	63,874	195	—	—
Ending balance as at March 31, 2022	85,554,000	300,901	7,171,616	4,321

During the year ended March 31, 2022, the following transactions occurred:
•As part of the Matricis Acquisition, 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration.
•As part of the Travercent Acquisition, 376,250 Subordinate Voting Shares, with a total value of US$975,000 ($1,249,000), reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration rights.
•As part of the Askida Acquisition, 300,192 Subordinate Voting Shares, with a total value of $1,086,000, reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration.
•As part of the R3D Acquisition, 25,182,676 Subordinate Voting Shares, with a total value of $80,585,000, were issued.
•Through a private placement that closed on January 31, 2022, a total of 8,143,322 Subordinate Voting Shares were issued at market price of $3.07 per share for cash consideration of $25,000,000, of which 6,514,658 Subordinate Voting Shares were issued to an entity controlled by a director and the balance of 1,628,664 were issued to Investissement Québec. The Company incurred share issue costs in the amount of $427,000, net of deferred income tax of $113,000, for net cash proceeds of $24,686,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 30

•The purchase for cancellation of 349,400 Subordinate Voting Shares under the Company's normal course issuer bid for a total cash consideration of $1,160,000 and a carrying value of $1,244,000. The excess of the carrying value over the purchase price in the amount of $84,000 was credited to retained earnings.
•155,382 stock options were exercised and 2,750 Subordinate Voting Shares and 152,632 Multiple Voting Shares were issued with a value of $528,000, for cash consideration of $299,000, with $229,000 reclassified from contributed surplus.
•302,632 Multiple Voting Shares with a carrying value of $182,000 were converted into 302,632 Subordinate Voting Share by two directors of the Company;
•63,874 DSUs were settled and 63,874 Subordinate Voting Shares were issued with a value of $195,000, reclassified from contributed surplus.
As at March 31, 2021, the issued share capital of the Company is as follows:

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2020	50,904,533	191,820	7,168,984	3,515
Shares issued pursuant to vesting of share-based compensation granted on business acquisitions	458,071	1,686	—	—
Exercise of stock options	3,500	14	152,632	470
Settlement of DSUs	7,718	32	—	—
Ending balance as at March 31, 2021	51,373,822	193,552	7,321,616	3,985

During the year ended March 31, 2021, the following transactions occurred:
•As part of the Matricis Acquisition, 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration;
•As part of the Travercent Acquisition, the Company elected not to convert the first anniversary share consideration rights into Subordinate Voting Shares but rather to settle for total cash consideration of US$975,000 ($1,276,000). This resulted in a repurchase of a vested equity instrument, which has been recorded as a reduction of retained earnings and contributed surplus in the amounts of $72,000 and $1,204,000, respectively. The Company continued to account for the December 13, 2021 and 2022 anniversary share consideration rights as equity instruments;
•As part of the Askida Acquisition, 300,189 Subordinate Voting Shares, with a total value of $1,086,000, reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration;
•156,132 stock options were exercised and 3,500 Subordinate Voting Shares and 152,632 Multiple Voting Shares were issued with a value of $484,000, for cash consideration of $300,000, with $184,000 reclassified from contributed surplus; and
•7,718 DSUs were settled and 7,718 Subordinate Voting Shares were issued with an approximate value of $32,000, reclassified from contributed surplus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 31

11.2Normal Course Issuer Bid
On September 14, 2021, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 5,462,572 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021. Shareholders may obtain a copy of the notice of NCIB approved by the TSX, free of charge, by contacting the Company.
Purchases under the NCIB commenced on September 20, 2021 and will end on the earlier of September 19, 2022 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
11.3Stock Options
The following table presents information concerning stock option activity for the respective years:

Year ended	March 31, 2022		March 31, 2021
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		$		$
Beginning balance as at April 1	3,525,181	3.37	3,172,289	3.72
Granted	1,073,302	3.23	755,000	2.26
Forfeited	(192,167)	3.57	(130,163)	4.93
Expired	(166,852)	6.13	(115,813)	5.93
Exercised	(155,382)	1.92	(156,132)	1.92
Ending balance as at March 31	4,084,082	3.23	3,525,181	3.37
Exercisable at year end	1,527,805	3.31	1,580,444	3.44

Included in the 1,527,805 and 1,580,444 stock options exercisable as at March 31, 2022 and 2021, respectively, 657,896 and 810,528 stock options are available to purchase Multiple Voting Shares as at March 31, 2022 and 2021, respectively.
On June 14, 2021, Alithya issued 774,202 and 299,100 stock options, to purchase a total of 1,073,302 Subordinate Voting Shares, at a grant date fair value of $3.23 and US$2.66, respectively. On June 23, 2020, Alithya issued 570,000 and 185,000 stock options, to purchase a total of 755,000 Subordinate Voting Shares at an exercise price of $2.26 and US$1.67, respectively.
During the year ended March 31, 2022, the weighted average share price at the date of exercise of stock options was $3.40. (2021 - $3.10).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 32

11.4Deferred Share Units
The following table presents information concerning DSU activity for the respective years:

Year ended	March 31,
	2022	2021
Beginning balance as at April 1	330,246	140,885
Granted to non-employee directors	173,149	197,079
Settled	(63,874)	(7,718)
Ending balance as at March 31	439,521	330,246

The DSUs issued by the Company were fully vested at the grant date and the fair value of $576,000 (2021 - $523,000) has been recorded in share-based compensation expense.
11.5Restricted Share Units
On June 23, 2020, 181,498 RSUs, in aggregate, vesting one year from the date of grant, were granted to employees of the Company subject to the terms set out in the award agreement at a fair value of $2.26, per RSU, for an aggregate fair value of $410,000. Shares will be issued in settlement of the RSUs as soon as practical following the third anniversary of the date of grant. As at March 31, 2022, those RSUs are fully vested. Share-based compensation expense for the year ended March 31, 2022 amounted to $92,000 (2021 - $314,000).
11.6Performance Share Units
On June 14, 2021, 332,263 PSUs, in aggregate, vesting three years from the date of grant were granted at a grant date fair value of $3.24, per PSU, for an aggregate fair value of $1,077,000 and will settle as soon as practicable following the expiry of the vesting period, but not later than December 15, 2024. Share-based compensation expense for the year ended March 31, 2022 amounted to $273,000 (2021 - nil).
12. Related Parties
Ultimate controlling party
As at March 31, 2022, the holders of Multiple Voting Shares, directly or indirectly, collectively owned or exercised control over Subordinate Voting Shares and Multiple Voting Shares representing approximately 45.81% of the total voting rights of Alithya. The holders entered into a voting agreement on November 1, 2018, pursuant to which they agreed to, among other things, vote all of the Subordinate Voting Shares and Multiple Voting Shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 33

Transactions with directors and key management personnel
Key management includes members of the Group’s Executive Committee. Certain key management of Alithya participate in the share purchase plan and the stock options plan. The compensation paid or payable to directors and to key management for services is shown below:

Year ended	March 31,
(in $ thousands)	2022	2021
Director compensation, and key management salaries and benefits*	4,312	4,427
Share-based compensation	1,325	1,273
Termination benefits	317	—
	5,954	5,700

* Salaries and benefits include short-term incentive compensation.
In addition to the above amounts, the Group is committed to pay incremental benefits to certain members of key management up to $5,122,000 (2021 - $5,450,000) in the event of change of control and/or termination without cause.
Operating transactions with key management personnel
In the normal course of operations, the Group incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties.

Year ended	March 31,
(in $ thousands)	2022	2021
	$	$
Revenues*	21,100	—

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.

As at	March 31,
(in $ thousands)	2022	2021
	$	$
Trade accounts receivable	4,287	—

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 34

13. Subsequent Event
On June 1, 2022, the Company entered into a binding agreement to acquire all of the outstanding shares of the US-based Datum Consulting Group, LLC and its affiliates (“Datum)”(“Datum Acquisition”). The closing of the transaction is expected to take place on July 1, 2022 and is subject to customary conditions for a transaction of this nature, including approval from the Toronto Stock Exchange.
The Datum Acquisition will be completed for total consideration of up to US$45.5 million ($57.5 million), including the assumption of estimated IFRS 16 lease liabilities of US$0.5 million ($0.6 million), subject to working capital and other adjustments. The consideration will consist of: (i) approximately US$13.7 million ($17.3 million) in cash; (ii) US$4.0 million ($5.1 million) payable by the issuance of 1,867,262 Subordinate Voting Shares, (iii) deferred cash consideration of approximately US$10.3 million ($13.0 million) and deferred share consideration of US$4.0 million ($5.1 million), both payable over three years and (iv) potential earn-out consideration of up to US$13.0 million ($16.4 million), payable in cash (75%) and shares (25%), based on annual gross profit increases, available over three years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 35

14. Selected Annual Information

	For the years ended March 31,
(in $ thousands)	2022	2021	2020
	$	$
Revenues	437,885	287,643	279,007
Net loss	(15,548)	(17,338)	(39,667)
Basic and diluted loss per share	(0.18)	(0.30)	(0.70)
Total assets	447,721	243,261	257,816
Non-current long-term debt and lease liabilities	105,113	33,353	63,759

Revenues increased from March 31, 2021 to March 31, 2022 primarily due to the acquisitions of R3D and Vitalyst, as well as organic growth in all areas, partially offset by the negative impact of foreign exchange variations between the periods. Revenue growth from March 31, 2020 to March 31, 2021 was primarily due to general organic growth and additional months of revenue from the acquisitions of Matricis Informatique Inc. and the Askida group of companies.
Net loss and basic and diluted loss per share decreased from March 31, 2021 to March 31, 2022 primarily due to the increased gross margin, partially offset by increased selling, general and administrative expenses, increased business acquisition, integration and reorganization costs related to the acquisitions of R3D and Vitalyst, and decreased income tax recovery. Net loss and basic and diluted loss per share decreased from March 31, 2020 to March 31, 2021 primarily due to a significant impairment loss of $28.0 million recorded in the year ended March 31, 2020, decreased business acquisition and integration costs in fiscal 2021, and the gain on recovery of note receivable, partially offset by increased selling, general, and administrative expenses and decreased income tax recovery.
The increase in total assets from March 31, 2021 to March 31, 2022 was due primarily to the acquisitions of R3D and Vitalyst, which resulted in increased trade accounts receivable and unbilled revenues and the recognition of intangible assets and goodwill. The decrease in total assets from March 31, 2020 to March 31, 2021 related primarily to the amortization of intangible assets that occurred during the year ended March 31, 2021.
Non-current long-term debt and lease liabilities increased from March 31, 2021 to March 31, 2022 primarily due to the increase in long-term debt, as described in section 10.6, and lease liabilities recognized on the acquisitions of R3D and Vitalyst. The decrease in non-current long-term debt and lease liabilities from March 31, 2020 to March 31, 2021 was primarily due to the reclassification of the Credit Facility to current portion of long-term debt, which, as at March 31, 2022, has been reclassified back to long-term.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 36

15. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2020	2020	2020	2021	2021	2021	2021	2022
Revenues	70,711	68,355	70,606	77,971	102,921	105,277	109,713	119,974
Cost of revenues	50,308	49,623	50,178	54,517	74,581	76,804	81,456	88,891
Gross margin	20,403	18,732	20,428	23,454	28,340	28,473	28,257	31,083
	28.9%	27.4%	28.9%	30.1%	27.5%	27.0%	25.8%	25.9%
Operating expenses
Selling, general and administrative expenses	19,416	20,146	20,421	21,740	22,747	24,885	25,002	26,204
Business acquisition, integration and reorganization costs	913	190	500	718	3,943	689	857	6,128
Depreciation	882	927	900	1,058	1,553	1,247	1,400	1,235
Amortization of intangibles	3,654	2,892	2,703	2,490	3,380	3,450	3,438	4,017
Foreign exchange loss (gain)	8	344	47	74	68	(42)	(27)	(25)
	24,873	24,499	24,571	26,080	31,691	30,229	30,670	37,559
Operating loss	(4,470)	(5,767)	(4,143)	(2,626)	(3,351)	(1,756)	(2,413)	(6,476)
Net financial expenses	728	827	870	849	949	1,075	1,203	1,352
Gain on recovery of note receivable	—	(660)	—	—	—	—	—	—
Loss before income taxes	(5,198)	(5,934)	(5,013)	(3,475)	(4,300)	(2,831)	(3,616)	(7,828)
Income tax recovery	(669)	(443)	(220)	(950)	(2,268)	(54)	(130)	(575)
Net loss	(4,529)	(5,491)	(4,793)	(2,525)	(2,032)	(2,777)	(3,486)	(7,253)
Basic and diluted loss per share	(0.08)	(0.09)	(0.08)	(0.04)	(0.02)	(0.03)	(0.04)	(0.08)

Quarterly variances in Alithya's results are due primarily to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations. Finally, quarterly variations can be attributed to the timing of acquisitions.
Over the eight-quarter period, revenues have increased mainly due to business acquisitions, and organic growth in most areas of the Company’s business. Fluctuations in gross margin over the previous eight quarters can be attributed to a steady migration towards higher value-added services, offset by the negative impacts of the COVID-19 pandemic and the R3D Acquisition. Selling, general and administrative expenses have increased mainly from business acquisitions, net of possible synergies, and additional costs associated with carrying out the strategic business plan and increased recruiting in order to grow revenues. As a percentage of consolidated revenues, total selling, general and administrative expenses have trended downward over the period. Other expenses, such as business acquisition, integration and reorganization costs and depreciation and amortization of intangibles, have also varied as a result of business acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 37

16. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected. Alithya's significant accounting policies are fully described in Note 2 of Alithya's annual audited consolidated financial statements.
Assessment of COVID-19 impact
As a result of measures enacted during fiscal 2022 and 2021 to combat the COVID-19 pandemic, increased uncertainty surrounding global economic conditions and business impacts have occurred. The Group has reviewed its estimates, judgments and assumptions used in the preparation of its consolidated financial statements, including the determination of whether indicators of impairment exist for its tangible and intangible assets, including goodwill, estimated losses on revenue from fixed-fee arrangement contracts, the credit risk of its counterparties, and the estimates and judgments used for the measurement of its deferred tax assets.
The potential impacts of the surrounding global economic uncertainties on the Group’s operations and financial conditions and on overall customer demand, may require revisions in future periods to estimates and assumptions. Although management expects COVID-19 related disruptions to continue beyond fiscal 2022, it believes that the Group’s long-term estimates and assumptions do not require further revisions, however management continues to monitor and evaluate the situation and its impact on the Group’s business.
The following are critical judgements required in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements:
Determination of cash generating units ("CGUs") – the identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Group manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Group has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be: Canada, France, EPM US and ERP US.
Determination of the aggregation of operating segments – the Group uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. The Group has examined its activities and has determined that it has one single reportable segment due to similar economic characteristics including the nature of services provided to its customers, types of customers comprising its customer base and the regulatory environment in which the Group operates.
Grants, loans and tax credits – the Group is eligible for government assistance programs, in different jurisdictions, which are recorded as a reduction in the cost of the related item when there is reasonable assurance that the assistance will be received and that the Group will comply with all relevant conditions. The Group interprets the regulations related to these programs, determines if the operations of the Group qualify and identifies and quantifies eligible expenses. These claims are subject to examination and audit by local

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For the year ended March 31, 2022	| 38

authorities, who may disagree with interpretations made by the Group. These interpretations are used to determine the amounts to be received or forgiven under the programs and are subject to examinations and audits which could reach conclusions that are materially different from amounts recorded by the Group.
The following are assumptions and estimation uncertainties with a significant risk of resulting in material adjustments within the next year:
Revenue recognition of fixed-fee arrangements – the Group recognizes revenues from fixed-fee arrangements which can extend over more than one reporting period. Revenue from these fixed-fee arrangements is recognized over time based on a measure of progress using the Group’s best estimate of the total expected labour costs or total expected labour hours, and the related risks associated with completing the projects. In addition, the determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials and labour, as well as potential claims from customers. As risks and uncertainties are different for each project, the sources of variations between anticipated costs and actual costs incurred will also vary by project. The determination of estimates is based on the Group's business practices as well as its historical experience, and is tightly linked to detailed project management processes and controls. The information provided by the project managers combined with a knowledgeable assessment of technical complexities and risks are used in estimating the percentage complete.
Impairment of long-lived assets – the Group’s impairment test for goodwill is based on internal estimates of the value-in-use calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which the Group has based its determination of the individual CGUs’ value-in-use include discounted future expected net operating cash flows, estimated long-term growth rates of net operating cash flows and after tax value Weighted Average Cost of Capital (“WACC”). Changes in these estimates can have a material impact on the recoverable amount calculations and ultimately the amount of any goodwill impairment recognized.
Business combinations – the Group accounts for business combinations using the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. The Group develops the fair value by using appropriate valuation techniques which are generally based on discounted future expected cash flows. These evaluations are linked closely to the assumptions made by the Group and can consist of the future performance of the related assets, the discount rate and the attrition rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Deferred tax assets – the Group exercises judgment in the assessment of the probability of future taxable income, to estimate the extent to which deferred income tax assets can be realized. Estimates are based on the Group’s most recent approved budget, which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. The tax rules and tax planning strategies in the numerous jurisdictions in which the Group operates are carefully taken into consideration. The Group uses judgment to assess specific facts and circumstances to evaluate legal, economic or other uncertainties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 39

17. New Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. Management is currently assessing, but has not yet determined, the impact of this new standard on the Group’s consolidated financial statements.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting

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For the year ended March 31, 2022	| 40

estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 37 - Onerous Contracts, Cost of Fulfilling a Contract
On May 14, 2020, the IASB published Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a company includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January 1, 2022 and applicable to contracts existing at the date when the amendments are first applied. At the date of the initial application, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other components of equity as appropriate. The comparatives are not restated. The Group is currently applying the incremental cost method approach in calculating the costs of fulfilling a contract, however, application of the full cost approach is not expected to have a material impact on the financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s consolidated financial statements.
18. Risks and Uncertainties
18.1Risks Related to the Market
18.1.1Economic risks and political uncertainty
Alithya’s results of operations are affected by the level of business activity of its customers, which in turn is affected by the level of economic activity in the industries and markets that they serve as well as political uncertainty, including armed conflict, labour or social unrest, inflation, recession, climate change, and diseases or health emergencies. Economic conditions and political uncertainty could cause some customers to reduce or defer their expenditures for digital technology consulting services and a significant prolonged decline in the level of business activity of Alithya’s customers could have a material adverse effect on its revenues and profit margin. Alithya has implemented and will continue to implement cost-savings initiatives to manage its expenses as a percentage of revenues.

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Although the Company has no operations in the Ukraine, the current armed conflict in the Ukraine could affect its clients and therefore indirectly affect Alithya. Similarly, while Alithya’s international operations were limited as at March 31, 2022, as the Company continues to expand its operations in North America and internationally, through acquisitions among others, the level of economic activity in such other jurisdictions, in which it may expand and develop more business with time, and the political uncertainty that could affect such jurisdictions could have a more significant footprint on Alithya’s operations and business, financial condition and results of operations.
18.1.2COVID-19 pandemic
The COVID-19 pandemic resulted in governments and businesses worldwide adopting and maintaining emergency measures and restrictions to combat the spread of the coronavirus, and continued to impact to a certain extent the markets in which Alithya operates throughout Alithya’s fiscal year ended March 31, 2022. The COVID-19 pandemic and the measures taken in response to it since 2020, including travel bans and restrictions, border closures, self-imposed quarantine or isolation periods, mandated business closures, vaccine mandates or passports, social distancing, testing requirements, stay-at-home and work-from-home, curfews and social distancing measures, as well as unprecedented uncertainty in the global economy, imposed significant pressure on businesses in general and had and may continue to have an adverse impact on the global economy in the short and long term, especially if these were to reoccur, which poses the risk that Alithya’s customers, contractors and partners may still, temporarily or permanently, be prevented from conducting business as they historically had or previously or currently expect to, which could in turn have an adverse impact on Alithya’s business and results of operations, even if at the present time the situation appears to have improved. Since 2020, the COVID-19 outbreak had impacts on Alithya’s business, with disruptions to its operations including temporary office closures, reduced activity and certain pricing adjustments with a limited number of clients, slower procurement decisions in some cases, and possible changes to customers’ spending and investment priorities. The gradual easing of certain emergency measures and restrictions allowed many businesses to resume some level of, or increase, commercial activities, resulting in a sequential improvement in our financial performance. However, there is no assurance that there will be no resurgences of new COVID-19 cases and new variants and related strengthening or reintroduction of emergency measures and restrictions, or a more prolonged duration of the COVID-19 pandemic, and which may result in: (i) reduced customer demand for Alithya’s services and solutions; (ii) customer pressure on pricing and payment terms; (iii) difficulty in invoice collection; (iv) demands from customers to change or terminate existing contracts or work orders; (v) the non-renewal of expiring customer contracts; (vi) reduction in budgets for government programs that may be used by Alithya to support its research and growth; (vii) delays and disruptions in services from Alithya’s third party service providers; and (viii) devotion of substantial amount of management time and resources and increased operating costs to mitigate the impact of the pandemic. Also, while Alithya could experience an increase in demand for digital technologies and services in certain industry segments caused by the COVID-19 pandemic, which could benefit Alithya, there is no assurance that Alithya will be able to respond to such demand while providing services remotely or observing government recommendations.
Since the beginning of the COVID-19 pandemic, the Company has taken and continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and address the challenges and opportunities posed by this global pandemic. The Company and its employees who had transitioned to working remotely at the beginning of the COVID-19 pandemic, relatively seamlessly, allowing us to continue supporting our customers without material disruption are now gradually starting to adopt a hybrid work program, allowing them the flexibility to benefit from both remote and on-premises working

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 42

environments. The Company had also implemented several measures to protect its financial position and preserve liquidity, and strict cost containment measures including temporary management salary reductions, and reduced work weeks and temporary layoffs for a limited number of employees, all of which have returned to normal as of today. To ensure business continuity and retain existing highly trained and experienced technical consultants on which Alithya’s success depends in large part, certain subsidiaries of the Company also benefited from governmental financial assistance programs in Canada, the US and France. Certain subsidiaries received fundings and loans, including PPP loans in the US of which the Company received forgiveness during the years ended March 31, 2021 and 2022. While Alithya successfully benefitted from such fundings and loans, should the COVID-19 pandemic and the global economy worsen, there is no assurance that governments would put in place similar programs nor that the Company would qualify and be able to successfully benefit from them.
As governments and businesses worldwide are optimistically seeing a potential chance of emerging out of the COVID-19 pandemic and try to get back to a new normal, the Company continues to monitor the issues raised by the COVID-19 pandemic, and may take further actions that alter its business operations as may be required or that it determines are in the best interests of its employees, clients, partners and shareholders, and the Company cannot predict the potential effects any such alterations or modifications may have on its business, including the impact on its financial results. The extent to which the COVID-19 pandemic may further adversely impact Alithya’s business and results of operations depends on numerous evolving factors that are highly uncertain, difficult to predict and outside of Alithya’s control, including: (i) the continued duration and scope of the pandemic; (ii) actions taken by governments and other parties in response to the pandemic; (iii) the availability and effective distribution of approved vaccines and treatments, and the potential development and distribution of new vaccines and treatments; (iv) the impact of the pandemic on the level of general economic activity; (v) the effect of the pandemic on Alithya’s customers and customer demand for its services and solutions; (vi) the ability of Alithya’s customers to pay for its services and solutions on time or at all; (vii) Alithya’s ability to sell and provide its services and solutions to existing and prospective clients; and (viii) new information which may emerge concerning the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts. Also, although Alithya has a business continuity plan in the event the health of any of its key employees would become at risk as a result of contracting COVID-19, there is no assurance that the implementation of such business continuity plan would be successful. While Alithya closely monitors the COVID-19 pandemic situation as this unprecedented pandemic continues to evolve and as long as measures adopted in response to the COVID-19 pandemic remain in place or are reintroduced, and potentially upon and after their gradual or complete removal, it could affect Alithya’s business and results of operations in a manner that is not presently known or in a manner that Alithya does not currently consider will present significant risks to its operations. At the present time, no person, entity or expert can accurately predict the duration or scope of the pandemic or emergence or resurgence of the pandemic and, although some impacts have materialized, it remains challenging for the Company to accurately estimate or quantify the full scope and magnitude of the pandemic’s impacts and consequences on the Company, its business, financial condition and prospects.
Furthermore, the trading price for Alithya’s Subordinate Voting Shares and the securities of other companies in the industry has been volatile as a result of the COVID-19 pandemic, inflation, a recession, a slowdown or other sustained adverse market event resulting from the COVID-19 pandemic could materially and adversely affect the financial markets, the value of Alithya’s Subordinate Voting Shares and Alithya’s ability to obtain equity or debt financing on favorable or acceptable terms or at all.

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For the year ended March 31, 2022	| 43

18.2Risks Related to Alithya's Industry
18.2.1Competition in the digital technology consulting services market
Competition in the digital technology consulting services market is intense and Alithya may lose projects to, or face pricing pressure from, its competitors or prospective customers’ internal IT departments. The market for digital technology consulting services providers is highly competitive. In many cases, Alithya competes for specialty digital technology consulting services work with in-house technical staff, and other international digital technology consulting firms. In addition, there are many small, boutique digital technology consulting firms that have developed services similar to those offered by Alithya. Alithya believes that competition will continue to be strong and may increase in the future, especially if Alithya’s competitors continue to reduce their price for digital technology consulting services. Any pricing pressure could have a material adverse impact on Alithya’s revenues and margins and limit its ability to provide competitive services.
Alithya’s target market is rapidly evolving and is subject to continuous technological change. While Alithya strives to remain competitive, Alithya’s competitors may be better positioned to address technological changes or may react more favorably to these changes, which could have a material adverse effect on Alithya’s business. Alithya competes on the basis of a number of factors, many of which may be beyond its control. Existing or future competitors may develop or offer digital technology consulting services that provide significant technological, creative, performance, price or other advantages over the services Alithya offers.
Some of Alithya’s competitors have longer operating histories and benefit from significantly greater financial, technical, marketing and managerial resources than Alithya. There are relatively low barriers to entry in Alithya’s business. Alithya currently has no patented technology that would preclude or inhibit competitors from entering its digital technology consulting services market. Therefore, Alithya must rely on the skill of its personnel and the quality of its customer service. In addition, as the costs to start a digital technology consulting services firm are relatively low and the general use of professionals located offshore at lower costs continues to increase, Alithya expects that it will continue to face additional competition from new entrants into the market in the future, offshore providers and larger integrators and it is subject to the risk that its employees may leave and start competing businesses. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
18.2.2Reliance on highly-trained and experienced personnel
Alithya’s success depends in large part on its ability to attract new qualified employees and retain existing highly-trained and experienced technical consultants, project management consultants, business analysts and sales and marketing professionals of various experience levels. The markets that Alithya serves are highly competitive and competition for skilled employees in the digital technology consulting industry is intense. During the year ended March 31, 2022, the demand for qualified employees and inflation have significantly increased, resulting in upward pressure on remuneration. While Alithya’s management believes its measures to attract and retain qualified employees are competitive, if such measures prove to be insufficient and Alithya fails to attract new employees or retain its existing employees, Alithya may be unable to complete existing projects or bid for new projects of similar size, which could adversely affect its revenues. Even if Alithya is able to grow and expand its employee base, the additional resources required to attract new employees and retain existing employees may adversely affect its operating margins.

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18.2.3Failure to enhance existing services and solutions and to develop new services and solutions
The markets for technology, digital and outsourcing services are characterized by rapid technological change, evolving industry standards, changing customer preferences and new services and solutions introductions. Alithya is currently in the midst of a shift towards increasing customer demand for digital technologies and services. Alithya’s future success depends on its ability to develop digital and other services and solutions that keep pace with changes in the markets in which it operates. Although Alithya strives at developing digital and other new services and solutions addressing evolving technologies and client needs, there is no assurance that it will be successful in developing any such services and solutions, that it will be able to do it in a timely or cost-effective manner and that any such services and solutions it does develop will be successful once offered in the marketplace. Alithya’s failure to address the demands of the rapidly evolving technological environment could have a material adverse effect on its ability to retain and attract customers and on its competitive position, which could in turn have a material adverse effect on its business, financial condition and results of operations.
18.2.4Government sponsored programs
Alithya benefits from government sponsored programs designed to support research and development, labor and economic growth. Government programs reflect government policies and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to Alithya in the future, or will not be reduced, amended or eliminated. Any future government program reduction, elimination or other amendment to the government sponsored programs from which Alithya benefits could increase operating or capital expenditures incurred by Alithya and have a material adverse effect on its net earnings or cash flow.
18.2.5Intellectual property rights
Our success depends in part on our ability to protect our proprietary methodologies, processes, know-how, techniques, tools and other intellectual property that we use to provide our services. Alithya actively protects its intellectual rights and maintains relevant intellectual property protection measures, which include the registration, and application for the registration of, relevant intellectual property rights, including trademarks and domain names. Alithya also holds licenses in a number of trademarks, copyrights, and other intellectual property rights relating to its solutions and services, which vary in duration. Existing trade secret and copyright laws, however, only afford Alithya limited protection. Third parties may directly or indirectly attempt to disclose, obtain or use Alithya’s solutions or technologies. Others may also independently develop and obtain patents or copyrights for technologies that are similar or superior to Alithya’s technologies and, should that happen, there is no assurance that Alithya’s intellectual property protection measures would be sufficient to allow it to take action against such third parties, nor successfully win any litigation undertaken to protect its intellectual property rights. If Alithya is unsuccessful in any intellectual property litigation, it may be forced to do one or more of the following: (i) cease selling or using technology that incorporates the challenged intellectual property; (ii) obtain a license, which may not be available on reasonable terms or at all, to use the relevant technology; (iii) rebrand Alithya’s services and solutions, which could result in a loss of brand recognition and could require Alithya to devote additional resources to advertising and marketing its new brands; (iv) configure services to avoid infringement; and (v) refund license fees or other payments that were previously received.
As Alithya develops software applications for specific customer engagements, issues relating to the ownership of, and the rights to use of, software applications and frameworks could arise. Alithya relies on a combination of

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For the year ended March 31, 2022	| 45

copyright, trademark, unfair competition and trade secret laws, as well as intellectual property assignment and confidentiality agreements and other methods to protect Alithya’s intellectual property rights. Protection of intellectual property rights and confidentiality in some countries in which Alithya operates may not be as effective as in Canada or other countries with more developed intellectual property protections. Also, Alithya may have to pay economic damages in the event of lost disputes or to prevent litigation relating to intellectual property rights, which could adversely affect its results of operations and financial condition. Further, Alithya cannot provide assurance that competitors will not infringe Alithya’s intellectual property rights, or that Alithya will have adequate resources to enforce its intellectual property rights. If Alithya does enforce its intellectual property rights through litigation, Alithya may not be successful and the litigation may result in substantial costs and diversion of resources and management attention.
18.2.6Infringing on the intellectual property rights of others
When developing solutions and providing services for its customers, Alithya utilizes its own, and may also enter into licensing agreements with third parties for the right to use patents, trademarks, copyrights, trade secrets and other intellectual property rights. Alithya may also develop intellectual property rights on its own or together with its customers when developing solutions and providing services for such customers. Although Alithya uses reasonable efforts to ensure that no intellectual property rights of others are infringed, third parties or even Alithya’s customers may assert claims against Alithya. In addition, certain agreements to which Alithya is a party may contain indemnity clauses pursuant to which Alithya would be required to indemnify its clients against liability and damages arising from third-party claims of intellectual property right infringement as part of its service contracts with its customers and, in some instances, the amount of these indemnity claims may exceed the revenues Alithya generates under the contracts or the coverage provided by Alithya’s insurance.
Any intellectual property claims or litigation against Alithya could incur substantial costs, consume the time and energy of Alithya’s management, harm Alithya’s reputations, require Alithya to enter into additional licensing arrangements or prevent Alithya from providing some solutions or services. Any limitation on Alithya’s ability to sell or use solutions or services that utilize intellectual property rights that are the subject of a claim could cause Alithya to lose revenues or incur additional expenses to modify its solutions and services for future projects.
18.2.7Regulatory risks
Alithya’s operations require compliance with laws on many matters in different jurisdictions, including anti-corruption, intellectual property, trade restrictions, immigration, taxation, antitrust, data privacy, labor relations, environment and securities. Complying with these diverse requirements is a challenge and consumes significant resources, especially as it relates to the laws of jurisdictions other than Canada and the U.S. Also, some of these laws may impose conflicting requirements or restrictions on the movement of cash, currency fluctuation and other assets and on the repatriation of Alithya’s earnings and thereby reduce its earnings. These legal requirements may also expose Alithya to potential penalties for non‑compliance and harm its reputation.
18.3Risks Related to Alithya's Business
18.3.1Changes in the nature of revenues
Any change in the mix of Alithya's arrangements with its customers could have an impact upon its periodic operating performance, including gross margin. Alithya generates revenues principally through the provision of

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For the year ended March 31, 2022	| 46

consulting services in the areas of digital technology. These services are provided under arrangements with varying pricing mechanisms. Alithya's revenues-generating customer contracts generally fall into one of the following three categories: (i) time and materials arrangements for which revenues are recognized as the services are rendered and which represent the majority of Alithya's revenues and which includes service-based arrangements for which customers pay a recurring fee in exchange for a monthly service (typically support) for which revenues are recognized over time using an hours-based input method, (ii) fixed-fee arrangements where the outcome can be estimated reliably and for which revenues are recognized using the percentage-of-completion method over the service periods and labor costs or labor hours are used to measure the progress towards completion, and (iii) others, including resale of third-party off-the-shelf software and maintenance for which revenues are recognized on a net basis and resale of Alithya-created software and maintenance for which revenues are reported on a gross basis.
Alithya also sometimes enters into arrangements with multiple performance obligations, which typically include software, post-contract support and consulting services and which require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis, and Alithya also provides a payrolling service to certain clients through which contractor candidates recruited and selected by clients are hired by Alithya and then assigned to client projects. Alithya assumes all administrative responsibilities related to these candidates and invoices the client for time and materials. The sale of payrolling services is recognized on a net basis. As Alithya’s overall business volume increases, management intends to continue to gradually phase-out this relatively low margin business.
18.3.2Customer concentration
Alithya derives a significant portion of its revenues from its major customers and expects this to continue for the foreseeable future. The increased breadth of Alithya’s services and solutions offerings has also resulted and may continue to result in larger and more complex projects and contracts with these major customers. Retaining these customers requires Alithya to foster close relationships with them and achieve a thorough understanding of their operations and needs in order to continue to provide high-quality services. Alithya’s ability to maintain such relationships depends on a number of factors, including the proficiency of its professionals and its management personnel. There can be no assurance that each such customer will continue to be satisfied with Alithya’s services and utilize Alithya on the same terms, or at all, in the future. Failure to maintain close relationship with these customers could result in termination of customer contracts and potential liability for significant penalties or damages, any of which could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.3.3Fluctuation of business and financial results
Alithya’s ability to maintain and increase its revenues is affected not only by its success in implementing its strategy, but also by a number of other factors, which could cause Alithya’s financial results to fluctuate. These factors include: (i) its ability to introduce and deliver new services and business solutions; (ii) its potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of its technology services; and (iv) the nature of its customer’s business (for example, if a customer encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with Alithya). These, and other factors, make it difficult to predict financial results for any given period.

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18.3.4 Commitment of substantial resources for growth
Growing the Alithya business over the longer-term may require commitment of continued investment in the operations of Alithya. Alithya’s future capital requirements will depend on many factors, including many of those discussed above, such as: (i) the results of Alithya’s operations and the rate of its revenues growth; (ii) the development of new service offerings; (iii) the successful integration of its acquisitions; (iv) hiring and retaining key personnel; (v) maintaining customer relationships; and (vi) the identification of suitable future acquisition opportunities.
Alithya’s funds may not be sufficient to fund these activities if opportunities arise, and Alithya may be unable to expand its business if it does not have sufficient capital or cannot borrow or raise additional capital on attractive terms.
18.3.5 Implementation of the strategy of growing through acquisitions
Alithya’s ability to grow through acquisitions requires that it identifies suitable acquisition targets and that it correctly evaluates their potential as transactions that will meet Alithya’s financial and operational objectives. There can be no assurance that Alithya will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet its economic thresholds, or that future acquisitions will be successfully integrated into its operations and yield the tangible accretive value that had been expected. If Alithya is unable to implement its strategy, it will likely be unable to maintain its historic or expected growth rates.
The successful integration of new operations arising from Alithya’s acquisition strategy requires that a substantial amount of management time and attention be focused on integration activities and management time that is devoted to integration activities may divert management’s normal operations focus on growing the business organically with resulting pressure on the revenues and earnings from its existing operations. In addition, Alithya may face complex and potentially time-consuming challenges in implementing its uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of its existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If Alithya is not successful in executing its integration strategies in a timely and cost-effective manner, it will have difficulty achieving its growth and profitability objectives. Additional risks and uncertainties relating to acquisitions and other strategic transactions include: (i) difficulties in the assimilation and retention of key employees and in maintaining relationships with present and potential customers, contractors and partners; (ii) difficulties managing and integrating operations in geographically dispersed locations; (iii) the risk that the targeted markets do not evolve as anticipated and that technologies acquired prove to be inferior to Alithya’s expectations; (iv) difficulties in combining or managing different corporate cultures; (v) potential deficiencies in internal controls at acquired companies; (vi) cybersecurity and compliance related issues; and (vii) exposure to unanticipated liabilities of acquired companies.
In connection with acquisitions, Alithya may incur debt, issue equity securities, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause Alithya’s earnings to decline.
Alithya’s growth depends on its ability to achieve its three-year strategic plan which focuses on increasing through organic growth, but also through strategic acquisitions. If Alithya expands into new jurisdictions, it will face risks associated with entering into such new markets in which it has limited or no experience. Such new

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markets may also present additional complexity and Alithya may have limited or no brand recognition in such markets. It could be costly to establish, develop and maintain international operations, as well as promoting Alithya’s brand internationally. Furthermore, expanding into new jurisdictions, including where the main language is not English or French, may require substantial expenditures and take considerable time and attention, and there is no assurance that Alithya would be successful enough in these new markets to build on its investments in a timely manner, or at all.
18.3.6 Dependence on certain key personnel
Alithya depends on certain key personnel, and the loss of their services may adversely affect Alithya’s business. Alithya believes that its success depends on the continued employment of its senior management team and other key personnel. This dependence is particularly important to Alithya’s business because personal relationships are a critical element in obtaining and maintaining customer engagements. While management and the Board has established and regularly review a succession plan for Alithya’s senior management team, if one or more members of Alithya’s senior management team or other key personnel were unable or unwilling to continue in their present positions, Alithya’s business could be adversely affected. Furthermore, other companies seeking to develop in-house business capabilities may hire away some of Alithya’s key personnel.
18.3.7 History of losses
Alithya generated a net loss of $15.5 million and $17.3 million for the fiscal years ended March 31, 2022 and 2021, respectively. Alithya expects to continue to record significant depreciation and amortization expenses, and to expend significant funds to increase its capability to win new contracts, expand and improve its existing operations and make additional acquisitions. As it continues to grow, Alithya expects the aggregate amount of these expenses will also continue to grow. Alithya’s efforts to grow its business may, however, be more costly than expected and Alithya may not be able to increase its revenue enough to offset higher operating expenses. Alithya may also incur significant losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays, the other risks described herein and other unknown events. The amount of future net losses, if any, will depend, in part, on the growth of Alithya’s future expenses and its ability to generate revenue. Any future net losses of Alithya or its inability to maintain profitability and positive cash flows from operating activities, among other things, may have an adverse effect on Alithya shareholders’ equity and working capital.
18.3.8Early termination risk
If Alithya fails to deliver its services in accordance with the terms and conditions of its contractual agreements or as a result of other circumstances, which may be beyond Alithya’s or its customers’ control, some of its customers could elect to terminate their contracts before their agreed expiry date, which would result in a reduction of Alithya’s earnings and cash flow and may impact the value of its backlog of orders. Early contract termination can result from the exercise of a legal right or when circumstances that are beyond Alithya’s or its customers’ control prevent the contract from continuing. In cases of early termination, Alithya may not be able to eliminate ongoing costs incurred to support the contract.

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18.3.9Costs of services
In order to generate acceptable margins, Alithya’s pricing for services depends on its ability to accurately estimate the costs and timing for completing projects, which can be based on a customer’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a portion of Alithya’s project-oriented contracts are performed on a fixed-fee basis. Billing for fixed-fee arrangements is carried out in accordance with the contractual terms agreed upon with Alithya’s customers, and revenues are recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect Alithya’s best judgment regarding the efficiencies of its methodologies and professionals as it plans to apply them to the contracts in accordance with Alithya’s standards of contract management. Although fixed-fee arrangements represent a minority of Alithya’s revenues, Alithya is increasingly contracting under a fixed-fee basis. If Alithya is unsuccessful in accurately estimating the time or resources required to fulfill its obligations under a contract, or if unexpected factors, including those outside of its control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on Alithya’s expected net earnings.
18.3.10Teaming agreements and subcontracts
Alithya derives revenues from contracts where it enters into teaming agreements with other providers. In some teaming agreements, Alithya is the primary contractor, whereas in others, Alithya acts as a subcontractor. In both cases, Alithya relies upon its relationships with other providers to generate business and expects to continue to do so in the foreseeable future. Where Alithya acts as the primary contractor, if it fails to maintain its relationships with other providers, Alithya may have difficulty attracting suitable participants in its teaming agreements. Similarly, where it acts as subcontractor, if its relationships are impaired, other providers might reduce the work they award to Alithya, award that work to Alithya’s competitors or choose to offer the services directly to the customers in order to compete with Alithya’s business. In either case, if Alithya fails to maintain its relationship with these providers or if its relationship with these providers is otherwise impaired, Alithya’s business, prospects, financial condition and results of operations could be materially adversely affected.
18.3.11Partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require Alithya to rely upon third party subcontractors, including software and hardware suppliers, to help Alithya fulfill its commitments. Under such circumstances, Alithya’s success depends on the ability of third parties to perform their obligations within agreed upon budgets and time frames. If Alithya’s partners fail to deliver, Alithya’s ability to complete ongoing contracts may be adversely affected, which could have an unfavorable impact on its profitability. In addition, Alithya may not be able to replace the functions provided by these third parties if their software components or solutions become obsolete, defective or incompatible with future versions of Alithya’s solutions and services, or if they are not adequately maintained or updated. Third-party suppliers of software or other intellectual property assets could also be unwilling to permit Alithya to use or to continue to use their intellectual property and this could impede or disrupt the use of their solutions or services by Alithya’s customers and Alithya.
18.3.12Guarantee and indemnification risks
In the normal course of business, Alithya enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting services, business divestitures, lease

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agreements and financial obligations. These indemnification undertakings and guarantees may require Alithya to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If Alithya is required to compensate counterparties due to such arrangements and its insurance does not provide adequate coverage, its business, prospects, financial condition and results of operations could be materially adversely affected.
18.3.13Insurance Limits
The Company maintains comprehensive insurance coverage for various aspects of its business and operations, to provide indemnity for its losses and liabilities. The Company’s insurance programs are, however, subject to varying coverage limits, retentions as well as exclusions that are customary or reasonable given the cost of procuring insurance, and current operating conditions, and other relevant considerations. As a result, the Company may be subject to future liability for which it is only partially insured, or completely uninsured. The Company believes that its insurance programs address all material insurable risks and provides coverage that is in accordance with what would be maintained by a prudent operator of a similar business (including in terms of retentions, limits and exclusions). However, there can be no assurance that such insurance will continue to be offered on economically feasible terms, that all events that could give rise to a loss or liability are or will be insurable, or that the amounts of insurance will be sufficient to cover every loss or claim that may arise.
18.3.14 Utilization rates
In order to maintain and grow revenues levels, Alithya has to maintain an appropriate level of availability of professional resources in each of its geographic regions by having a high utilization rate while still being able to assign additional resources to new work.
Maintaining an efficient utilization rate, however, requires Alithya to forecast its need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring activities appropriately. To the extent that it fails to do so, Alithya’s utilization rates may be reduced and thereby adversely affect its revenues and profitability. In addition, Alithya may find that it does not have sufficient resources to deploy against new business opportunities, in which case its ability to grow its revenues would suffer.
18.3.15 Services for government departments and agencies
Changes in government spending policies or budget priorities could directly affect Alithya’s financial performance. Among the factors that could harm Alithya’s government contracting business are: (i) the curtailment of governments’ use of consulting and IT services firms; (ii) a significant decline in spending by governments in general, or by specific departments or agencies in particular; (iii) the adoption of new legislation and/or actions affecting companies that provide services to governments; (iv) delays by governments in the payment of its invoices; and (v) general economic and political conditions.
These and other factors could cause government departments and agencies to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause Alithya to lose future revenues. Government spending reductions or budget cutbacks at departments or agencies to which Alithya provides services or expects to

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provide services could materially harm Alithya’s continued performance or limit the award of additional contracts.
18.3.16 Tax obligations
In estimating its income tax payable, Alithya uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that Alithya’s tax benefits or tax liability will not materially differ from its estimates or expectations. The tax legislation, regulation and interpretation that apply to Alithya’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which Alithya operates. Moreover, Alithya’s tax returns are continually subject to review by applicable tax authorities, which determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that Alithya may ultimately recognize and such determinations may become final and binding on Alithya.
Any of the aforementioned factors could have a material adverse effect on Alithya’s net income or cash flow by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as it develops its international service delivery capabilities.
18.3.17 Foreign exchange
Foreign exchange risk is the risk that the fair value of assets or liabilities, or future cash flows, will fluctuate because of changes in foreign exchange rates. Alithya’s functional and reporting currency is the Canadian dollar. As a significant portion of Alithya’s revenues, earnings and net assets is denominated in foreign currencies, including in US dollars and Euros, fluctuations in exchange rates between the Canadian dollar and such currencies could have an adverse effect on its financial condition and results of operations. This risk is partially mitigated by a natural hedge in matching Alithya’s costs with revenues denominated in the same currency.
Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted. Although Alithya does not currently have an exchange rate risk policy that would materially affect its results of operations, it is still subject to foreign exchange risk.
18.3.18 Legal claims
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s customers. For instance, Alithya’s solutions may suffer from defects that adversely affect their performance, may not meet its customers’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject Alithya to legal liability. Alithya uses reasonable efforts to include provisions in its contracts which are designed to limit its exposure to legal claims relating to its services and the applications it develops and obtain liability insurance coverage. However, Alithya may not always be able to include such provisions or obtain sufficient insurance coverage and, where it is successful in doing so, they may not protect Alithya adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions. Defending lawsuits against Alithya could require substantial amounts of management’s attention and incur significant attorney fees, damage awards and fines or

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penalties for which Alithya may not be fully insured and which could harm its reputation and adversely affect its business, financial condition and results of operations.
18.3.19 IT systems and infrastructure
To deliver its services and solutions to its customers, Alithya relies upon high speed networks, including, but not limited to, satellite, fiber optic and land lines operated by third parties, to provide reliable communications between its operating offices and other locations, other global delivery centers and the offices of its customers and other collaborators worldwide. Any systems failure or outage or a significant disruption in such communications or in Alithya’s IT systems and infrastructure could result in curtailed operations, a loss of customers and reputational damage, which would have an adverse effect on Alithya’s business, financial condition and results of operations.
18.3.20 Security and cybersecurity risks
In the current environment, there are numerous and evolving security risks, especially from cybersecurity threats, including criminal hackers, ransomware, denial of service and other form of malicious attacks, computer viruses, phishing, hacktivists, state sponsored organizations, industrial espionage, insider or employee misconduct or negligence and human or technological error. Alithya’s business could be negatively impacted by these physical and cybersecurity threats, which could affect its current contracts and future sales, financial position and competitive position in the market or increase its costs and expenses. The current geopolitical instability and tension have exacerbated these threats, which could lead to increased risk and frequency of security and cybersecurity incidents. These security threats to Alithya include potential attacks not only on its own solutions, services and systems, but also those of its customers, contractors, partners, suppliers and other third parties. Alithya seeks to detect and investigate all security incidents and to prevent their occurrence or recurrence by continuously investing in security infrastructure, data security and privacy controls, threat protections, detection and mitigation policies, procedures and controls, and employee security awareness and trainings. However, because of the ever evolving nature and sophistication of these security threats, Alithya may be unable to detect or prevent all of these threats. Techniques used to obtain unauthorized access to, or to sabotage, systems or networks, are constantly evolving and generally are not recognized until launched against a target. Therefore, Alithya may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventive measures, and may face delays in the detection or remediation of, or other responses to, security breaches and other security‑related incidents. Additionally, with advances in computer capabilities and data protection requirements to address ongoing threats, Alithya may be required to expend significant capital and other resources to protect against potential security breaches or to alleviate problems caused by security breaches. Any failure by Alithya to adequately maintain and enhance its systems and networks could require Alithya to incur substantial remediation costs, including costs associated with repairing its information systems, implementing further data protection measures, engaging third-party experts and consultants, and increased insurance premiums. Alithya’s Chief Information Security Officer is responsible for overseeing its security measures, the prevention of security incidents and the detection and investigation of incidents in the event of the occurrence of threats by implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto. Alithya’s security management framework provides a foundation for a risk-based approach to the development, review and regular improvements of policies, processes, standards and controls related to information security, data privacy, physical security and business continuity. In addition, while Alithya selects third-party suppliers carefully and includes safeguards in its contractual terms, it does not control their actions. Any security breaches caused

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by the negligence or misconduct of these third parties could adversely affect Alithya’s ability to safeguard its information technology infrastructure and deliver solutions and services to its customers and otherwise conduct business. Furthermore, while Alithya’s liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches, that insurance will continue to be available to Alithya on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The occurrence of any of these aforementioned security threats could expose Alithya, its customers or other third parties to potential liability, litigation, and regulatory action, could materially compromise or disrupt Alithya’s business operations, and could cause the loss of customer confidence, loss of existing or potential customers, loss of sensitive government contracts, damage to brand and reputation and other financial loss.
18.3.21 Risks from security breaches or disclosure of sensitive data or failure to comply with data protection laws and regulations
Alithya is dependent on IT networks and systems to process, transmit, host and securely store electronic information and to communicate among its locations around the world and with its customers, contractors and partners. Security breaches, employee negligence or malfeasance or human or technological error could lead to shutdowns or disruptions of Alithya’s operations and potential unauthorized disclosure of sensitive data, which in turn could jeopardize projects that are critical to the operations of Alithya’s customers’ businesses. The theft and/or unauthorized use or disclosure of Alithya’s or its customers’ and their customers’ confidential information or other proprietary business information as a result of such an incident could adversely affect Alithya’s competitive position and reduce marketplace acceptance of its services. Any failure in the networks or computer systems used by Alithya or its customers could also result in a claim for substantial damages against Alithya and significant reputational harm, and may cause Alithya’s current and prospective customers to lose confidence in the effectiveness of our data security measures, regardless of Alithya’s responsibility for the failure.
In addition, as a global service provider with customers in a broad range of industries, Alithya often has access to or is required to collect, process and store personal data and sensitive data, subject to various regulatory regimes, including but not limited to US (federal and state), or Canadian (federal and provincial) laws governing the protection of personal information and the European Union’s General Data Protection Regulation (GDPR). Alithya’s Privacy Officer oversees its compliance with the laws that protect the privacy of personal information. If unauthorized access to or disclosure of personal information in Alithya’s possession or control occurs or it otherwise fails to comply with applicable laws and regulations in this regard, Alithya could be exposed to civil or criminal enforcement actions and penalties, as well as lawsuits brought by its customers, its customers’ customers, or third parties for breaching contractual confidentiality and security provisions or data protection laws. Laws and expectations relating to data protections continue to evolve in ways that may limit Alithya’s access, use and disclosure of sensitive data, and may require increased expenditures by Alithya or may dictate that it no longer continues to offer certain types of services.
18.3.22 Reputational risks
Alithya’s reputation as a capable and trustworthy service provider and long-term business partner is key to its ability to compete effectively in the market for IT services. The nature of Alithya’s operations exposes it to the potential loss, unauthorized access to, or destruction of its customers’ information, as well as temporary service

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interruptions. Depending on the nature of the information or services, such events may have a negative impact on how Alithya is perceived in the marketplace. Under such circumstances, Alithya’s ability to obtain new customers and retain existing customers could suffer with a resulting impact on its revenues and net earnings.
18.3.23 Operational, financial and other internal controls and systems
Alithya’s historic and anticipated growth places significant demands on its management and other resources, and requires Alithya to continue to develop and improve its operational, financial and other internal controls. In particular, Alithya’s growth has presented and will continue to present challenges with respect to: (i) recruiting, training and retaining technical, finance, marketing and management personnel with the knowledge, skills and experience that its business model requires; (ii) maintaining high levels of customer satisfaction; (iii) developing and improving its internal administrative infrastructure, particularly its operational, financial and other internal control systems; (iv) preserving its culture, values and entrepreneurial environment; and (v) effectively managing its personnel and operations and effectively communicating to its personnel worldwide its core values, strategies and goals.
In addition, the increasing size and scope of Alithya’s operations increases the possibility that a member of its personnel will engage in unlawful or fraudulent activity, breach its contractual obligations, or otherwise expose Alithya to unacceptable business risks, despite its efforts to train its personnel and maintain internal controls to prevent such instances. If Alithya does not continue to develop and implement the right processes and tools to manage its enterprise, its business, results of operations and financial condition could be adversely affected.
Due to the inherent limitations of internal controls including the circumvention or overriding of controls or fraud, there can, however, only be reasonable assurance that Alithya’s internal controls will detect and prevent a misstatement. If Alithya is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of its operations might suffer, resulting in a decline in revenues and profitability, and the accuracy of its financial reporting could be impaired.
18.3.24 Goodwill
Alithya recognizes an accounting value for goodwill and other intangible assets in connection with its acquisitions. Under IFRS, goodwill must be assessed at least annually and potentially more frequently, in the event the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect Alithya’s results of operations and shareholders’ equity in future periods.
18.4Risks Related to Subordinate Voting Shares
18.4.1Limited voting rights
Alithya’s Multiple Voting Shares are similar to its Subordinate Voting Shares except that each Multiple Voting Share has ten times the voting rights of each Subordinate Voting Share. As a result, holders of Multiple Voting Shares have a disproportionate level of control over matters submitted to Alithya shareholders for approval, which may reduce the ability of holders of Subordinate Voting Shares to influence corporate matters and, as a result, Alithya may take actions that they do not view as beneficial.

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18.4.2Market price of Subordinate Voting Shares
Alithya cannot predict the price of Subordinate Voting Shares. The stock market may experience significant price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies. These broad market and industry factors, together with other economical circumstances, may materially harm the market price of Alithya’s Subordinate Voting Shares, regardless of Alithya’s operating performance. In addition, the price of Alithya’s Subordinate Voting Share may be dependent upon the valuations and recommendations of the analysts who cover the Alithya business, and if Alithya’s results do not meet the analysts’ forecasts and expectations, Alithya’s share price could decline as a result of analysts lowering their valuations and recommendations or otherwise. In the past, following periods of volatility in the market, securities class-action litigations have often been instituted against companies. Such litigations, if instituted against Alithya, could result in substantial costs and diversion of management’s attention and resources.
18.4.3Raising additional capital
Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, Alithya may have to raise additional capital through a combination of public and private equity offerings and debt financings and there can be no assurance that such funding will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of Alithya’s commercial objectives. Increasing interest rates, volatility in Alithya’s share price, and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain the necessary funding, it may be unable to achieve its growth objectives.
To the extent that Alithya raises additional capital through the sale of equity or convertible debt securities, the ownership interests of Alithya’s shareholders will be diluted, and the terms may include liquidation or other preferences that could adversely affect the rights of Alithya’s shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.
18.4.4Active market
If an active market for Alithya’s Subordinate Voting Shares is not sustained, holders of Subordinate Voting Shares may be unable to sell their investments on satisfactory terms. Declines in the value of Subordinate Voting Shares may adversely affect the liquidity of the market for Subordinate Voting Shares. Factors unrelated to Alithya’s performance may also have an effect on the price and liquidity of Subordinate Voting Shares including the extent of analyst coverage of Alithya, lower trading volume and general market interest in Subordinate Voting Shares, the size of Alithya’s public float and any event resulting in a delisting of Subordinate Voting Shares from the TSX or NASDAQ.

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18.4.5Dividends
Alithya does not expect to pay dividends in the immediate future and anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and Alithya’s articles of incorporation, be at the sole discretion of Alithya’s Board and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the Board deems relevant. Holders of Subordinate Voting Shares must therefore rely on potential increases in the trading price of their shares for returns on their investment in the foreseeable future.
19. Management’s Evaluation of Our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2022. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2022.
Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2022 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2022.

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Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Auditor’s Report on Internal Control over Financial Reporting
This report does not include an attestation report on the effectiveness of the Company’s internal controls over financial reporting from an independent registered public accounting firm as the Company is an emerging growth company under the rules of the US Securities and Exchange Commission.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.
Limitations on Scope of design of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management has excluded from its assessment of the scope of the disclosure controls and procedures and internal control over financial reporting the controls, policies and procedures of Vitalyst, which was acquired on January 31, 2022, the operating results of which are included in the annual audited consolidated financial statements of the Company for the year ended March 31, 2022. The scope limitation is in accordance with NI 52-109 adopted by Canadian securities regulators and existing SEC guidance, which allow an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.
Since the acquisition date, Vitalyst has contributed revenues of $5.0 million and generated a net loss of $1.2 million. In addition, Vitalyst’s current assets and current liabilities represented approximately 7.4% and 9.0%, respectively, of consolidated current assets and current liabilities, and non-current assets, which exclude intangible assets and goodwill from the acquisition, and non-current liabilities represented approximately 1.6% and 2.6%, respectively, of consolidated non-current assets and non-current liabilities. The amounts recognized for the assets acquired and liabilities assumed as at the date of the acquisition are described in Note 3 of the annual audited consolidated financial statements of the Company for the year ended March 31, 2022 and section 7 of this MD&A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2022	| 58